Exhibit 10.1

Certain information in this exhibit marked [*] has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

LICENSE AGREEMENT

by and between

ATHENEX, INC.

and

GUANGZHOU XIANGXUE PHARMACEUTICAL CO., LTD.

December 12, 2019

THIS LICENSE AGREEMENT (this “Agreement”) is made as of December 12, 2019 (the “Effective Date”), by and between ATHENEX, INC., a corporation organized and existing under the laws of the State of Delaware USA and having its principal office at Conventus Building, 1001 Main Street, Suite 600, Buffalo, New York 14203, USA (“Athenex”) and GUANGZHOU XIANGXUE PHARMACEUTICAL CO., LTD., a Chinese company existing under the laws of China and having its principal office at 2 Jinfengyuan Road, Guangzhou, China (“XPH”) or its affiliates.

B A C K G R O U N D:

Athenex owns or Controls the intellectual property pertaining to certain product candidates and product combinations containing the Compounds and is developing such product candidates and product combinations for oncological indications and/or Actinic Keratosis;

XPH and its Affiliates have experience in the development, marketing, promotion and sale of pharmaceutical products predominately in China;

XPH desires to obtain the exclusive right and license in the Territory to further develop and thereafter commercialize such product candidates and product combinations for oncology indications and/or Actinic Keratosis in the Field; and

Athenex desires to grant to XPH such exclusive right and license in the Territory, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Unless specifically set forth to the contrary herein, the following capitalized terms, whether used in the singular or plural, shall have the respective meanings set forth below:

1.1    “Act” means the United States Federal Food, Drug, and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder, or any successor act, as the same shall be in effect from time to time.

1.2    “Additional Indications” means any distinct oncological indication and/or Actinic Keratosis for a Licensed Product other than the First Indication.

1.3    “Additional Products” means Oral Docetaxel and Oral Topotecan.

1.4    “Affiliate” means with respect to a Party (a) any corporation or business entity of which more than fifty percent (50%) of the securities or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by a Party; (b) any corporation or business entity which, directly or indirectly, owns, controls or holds more than fifty percent (50%) (or the maximum ownership interest permitted by Law) of the securities or other ownership interests representing the equity, voting stock or general partnership interest of a Party; (c) any corporation or business entity of which, directly or indirectly, an entity described in the immediately preceding subsection (b) controls or holds more than fifty percent (50%) (or the maximum ownership interest permitted by Law) of the securities or other ownership interests representing the equity, voting stock or general partnership interest of such corporation or entity; or (d) any corporation or business entity of which a Party has the right to acquire, directly or indirectly, more than fifty percent (50%) of the securities or other ownership interests representing the equity, voting stock or general partnership interest thereof.

1.5    “Alliance Manager” has the meaning set forth in Section 2.3.

1.6    “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, and any other applicable anti-corruption laws and laws for the prevention of fraud, bribery, racketeering, money laundering or terrorism in the Territory.

1.7    “Athenex Indemnified Parties” has the meaning set forth in Section 10.1.

1.8    “Athenex Technology” has the meaning set forth in Section 3.1.

1.9    “Audit Report” has the meaning set forth in Section 5.9.

1.10    “Breaching Party” has the meaning set forth in Section 9.2(c).

1.11    “Business Day” means any calendar day, except that if an activity to be performed or an event to occur falls on a Saturday, Sunday or a day which is recognized as a national holiday in the place of performance of an applicable activity or occurrence of an applicable event, then the activity may be performed or the event may occur on the next day that is not a Saturday, Sunday or nationally recognized holiday.

1.12    “Calendar Quarter” means for each Calendar Year, each of the three (3) month periods ending on March 31, June 30, September 30 and December 31; provided, however, that (a) the first Calendar Quarter of any period specified under this Agreement shall extend from the commencement of such period to the end of the first complete Calendar Quarter thereafter; and (b) the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.13    “Calendar Year” means, for the first Calendar Year, the period commencing on the Effective Date and ending on December 31, 2019, and for each year thereafter, each successive period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31.

1.14    “CFR” means the United States Code of Federal Regulations.

1.15     “Change of Control” means, with respect to XPH, (a) a merger, consolidation, stock sale or sale or transfer of all or substantially all of its assets or the assets to which this Agreement relates, or other similar transaction or series of transactions with a Third Party, unless, following such transaction or transactions, (i) the individuals and entities who were the beneficial owners of the outstanding voting securities of XPH immediately prior to such transaction beneficially own, directly or indirectly, at least fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or similar governing persons of the corporation or other entity resulting from such transaction (“Successor”) in substantially the same proportions as their ownership immediately prior to such transaction of such outstanding voting securities, (ii) at least fifty percent (50%) of the members of the board of directors or similar governing body of the Successor were members of the board of directors of XPH at the time of the execution of the initial agreement, or the action of the board of directors of XPH, providing for such transaction, (iii) XPH retains title ownership after the transaction or transactions to properties and assets (x) representing more than fifty percent (50%) of such Third Party’s consolidated total assets or (y) from which more than fifty percent (50%) of such Third Party’s consolidated operating income for its most recent fiscal year was derived, and (iv) XPH is the surviving entity in such transaction or transactions; or

(b) any transaction or series of related transactions in which any Third Party or group of Third Parties acquires beneficial ownership of securities of XPH representing more than fifty percent (50%) of the combined voting power of the then outstanding securities of XPH.

In furtherance and not in limitation of subsections (a) or (b) above, a stock sale to underwriters of a public or private offering of XPH’s capital stock shall constitute a Change of Control.

1.16    “Change of Control Payment” has the meaning set forth in Section 5.4.

1.17    “Claims” has the meaning set forth in Section 10.2.

1.18    “Clinical Study” means any clinical study of a Licensed Product conducted on humans, including any Phase I Clinical Study, Phase II Clinical Study, and Phase III Clinical Study.

1.19    “Collaboration” has the meaning set forth in Section 2.1(a).

1.20    “Combination Product” means any combination of a Licensed Product and any other commercial product(s) where such products are not formulated together but are sold together as a single product and invoiced as one product.

1.21    “Commercialization” or “Commercialize” means all activities undertaken relating to the promotion, marketing, advertising and sale of Licensed Products, including any education, planning, marketing, promotion, distribution, market and product support, and any post-approval clinical studies commenced after the First Commercial Sale of any Licensed Product in the Territory.

1.22    “Commercialization Budget” means the budget associated with the activities conducted under a Commercialization Plan for the Territory, detailing the anticipated Commercialization Costs.

1.23     “Commercialization Costs” means (a) all costs incurred in the performance of the Parties’ activities under the Commercialization Plan, in each case to be incurred by a Party as set forth in the Commercialization Plan and Commercialization Budget (or constituting a permitted overage thereto thereunder), and all non-creditable and non-recoverable Indirect Taxes and duties, or (b) other costs approved by the JSC as Commercialization Costs (i) prior to the date on which the Commercialization Plan and the initial Commercialization Budget are approved by the JSC or (ii) as part of Commercialization Budget. Notwithstanding the foregoing, Commercialization Costs will not include Development Costs. For clarity, Third Party costs included in Commercialization Costs shall be billed directly without markup.

1.24    “Commercialization Plan” means a reasonably detailed plan specifying the major Commercialization activities, including revenue targets and regional price strategy, planned for each Licensed Product in the Territory with respect to each Indication for which it is seeking Regulatory Approval, and the timelines for achieving such activities.

1.25    “Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement, exerting such efforts and employing such resources as would normally be exerted or employed by a Party for its other drug candidates and pharmaceutical products of a comparable stage of development or in a similar market and commercial potential, taking into account the competitiveness of the marketplace, the proprietary position of the products, the regulatory structure involved and the profitability of the applicable product, and includes all the milestones described in Article 4. Without limiting the foregoing, Commercially Reasonable Efforts requires, with respect to such obligations, that the Party apply efforts sufficient to carry out the given obligation in a diligent and sustained manner without undue interruption, pause, or delay. It is anticipated that the level of effort will change over time, reflecting changes in the status of the Licensed Product and the market involved.

1.26    “Competitive Product” means, (i) in relation to Oral Paclitaxel, Oral Irinotecan and the Additional Products, any orally administered pharmaceutical product for [*], regardless of formulation, dosage, or form, other than the Licensed Products; and (ii) in relation to KX2-391 ointment, any pharmaceutical product for [*], regardless of formulation, dosage, or form, other than the Licensed Product.

1.27    “Completion” means, with respect to any Clinical Study, the completion of treatment for the necessary number of patients required by the applicable protocol and completion of the statistical analysis of the study data.

1.28    “Compounds” means P-gp inhibitor encequidar (formerly known as HM30181A) and Tirbanibulin (KX2-391) which cannot be developed, manufactured, used, sold, offered for sale, or imported without infringing one or more Valid Claims of the Product Intellectual Property, as diagrammed on Appendix 1.1 attached hereto, and any pharmaceutically acceptable salts, hydrates, solvates, and prodrugs of the foregoing, or mixtures thereof.

1.29    “Consultant” means initially [*] in his capacity as a consultant on regulatory matters in the Territory or such other Person as may be mutually agreed by the Parties; provided that, from time to time during the Term, the Parties may decide to replace the then acting Consultant and once a replacement candidate is agreed upon by XPH and Athenex, such Person shall thereafter constitute the “Consultant” for purposes hereof.

1.30    “Control” means possession of the ability to grant the rights and licenses as provided for herein without violating the terms of any agreement or arrangement with any Third Party.

1.31    “Copyright” means the right granted to an author or creator of an original work fixed in any tangible medium of expression, including without limitation, books, literary works, computer programs, and pictorial, graphic, dramatic and sculptured works, as well as derivative works and translations.

1.32    “Cost of Goods” means the fully burdened cost of manufacturing and supplying finished Licensed Products, as more specifically defined in the Supply Agreement, such costs to include the cost of direct materials and labor, conversion, packaging and labeling, associated freight expenses, and attributable portion of overhead. For clarity, to the extent Athenex is responsible for supply, Athenex’s Cost of Goods will be consistent with internal and external reporting for XPH’s Cost of Goods and associated Licensed Product gross margin calculations, as per U.S. GAAP. The Cost of Goods shall be subject to the conditions defined in Schedule III (Supply) hereto.

1.33    “Develop” or “Development” means all activities undertaken with respect to the Compounds or Licensed Products relating to obtaining Regulatory Approval of the Licensed Product and for new Indications therefor, but excluding activities related to the Manufacture of Licensed Product. Development activities include, for example, (a) conducting all preclinical and clinical testing required for Regulatory Approval of the Licensed Products in the Territory, and (b) conducting all regulatory activities directed to obtaining, maintaining and expanding Regulatory Approval of the Licensed Products in the Territory.

1.34    “Development Budget” means the budget associated with the activities conducted under a Development Plan for the Territory, detailing the anticipated Development Costs.

1.35     “Development Costs” means all costs incurred by or on behalf of a Party that are reasonably allocable to the Development of Licensed Products in the Territory in accordance with the Development Plan or are otherwise incurred or accrued under the Development Budget. For clarity, Third Party costs included in Development Costs shall be billed directly without markup.

1.36     “Development Plan” means a reasonably detailed plan specifying the major Development activities, including clinical trials and regulatory submissions, planned for the Licensed Products in the Territory with respect to each Indication for which it is seeking Regulatory Approval, and the timelines for achieving such activities.

1.37    “Developmental Milestones” has the meaning set forth in Section 4.2(a).

1.38    “Direct Sales” means all sales of Licensed Products by XPH and its Affiliates as the result of the direct marketing and sale, either directly or through a service provider, of Licensed Products after Regulatory Approval.

1.39    “Dollar” or “$” means the lawful currency of the United States.

1.40     “Drug Approval Application” means an application for Regulatory Approval of a Licensed Product required before commercial sale or use of such product as a pharmaceutical product in a regulatory jurisdiction.

1.41    “Effective Date” has the meaning set forth in the preamble.

1.42    “Executive Officer” means the Chief Executive Officer each Party; provided that, a Party shall be entitled, effective upon written notice thereof to the other Party, to designate one of its other representatives having equivalent seniority and experience to replace such foregoing representative as that Party’s Executive Officer for the purpose of this Agreement.

1.43    “Exploit” means to import, use, sell or offer for sale, including to Develop, Manufacture and Commercialize, the Licensed Product in the Territory.

1.44    “FDA” means the United States Food and Drug Administration or any successor thereto.

1.45    “Field” means any and all therapeutic uses of Licensed Products using (a) oral delivery methods in relation to encequidar and/or (b) ointment preparations in relation to KX2-391 in humans under an Indication.

1.46    “First Commercial Sale” means, with respect to any Licensed Product, the first sale to a Third Party for end use or consumption of such Licensed Product in a country in the Territory by XPH, its Affiliates or Sublicensees after receipt of Regulatory Approval in such country or, where Regulatory Approval is not required, then the first sale for end use or consumption of a Licensed Product to a Third Party in that country in the Territory in connection with the nationwide introduction of such Licensed Product in that country in the Territory by XPH, its Affiliates or Sublicensees.

1.47    “First Indication” means, with respect to each Licensed Product, the first indication pursued by the Parties with respect to such Licensed Product, as set forth in the Development Plan or otherwise approved by the JSC.

1.48    “GCP” or “Good Clinical Practices” means the current standards for clinical trials for pharmaceuticals, as set forth in the Territory as well as in the CFR, the International Council for Harmonisation (“ICH”) Harmonised Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and applicable regulations, laws or rules as promulgated thereunder, as amended from time to time, and such standards of good clinical practice as are required by other organizations and governmental agencies in the Territory.

1.49    “Generic Competition” shall be deemed to exist for a specific Licensed Product in a particular country as of any date if, during the [*] ([*]) immediately preceding Calendar Years, (a) Generic Products have a market share in the applicable country of at least [*] percent ([*]%) of the then combined unit volume of the applicable Licensed Product and Generic Products, or (b) at least one Generic Product is commercially introduced in such country and the Net Sales by XPH of the applicable Licensed Product in the applicable country decrease by at least [*] percent ([*]%) with each of (a) and (b) measured as an average taken over such [*] ([*]) Calendar Years and compared to the Calendar Year immediately preceding the beginning of such [*] ([*]) Calendar Year period.

1.50    “Generic Product” means any pharmaceutical product that is (i) sold by a Third Party that is not a licensee or Sublicensee of XPH or its Affiliates or Sublicensees, under a marketing authorization granted by a Regulatory Health Authority to such Third Party, (ii) contains the Compound as an active pharmaceutical ingredient, and (iii) is approved in reliance on the prior approval of a Licensed Product as determined by the applicable Regulatory Health Authority in the applicable country.

1.51    “GLP” or “Good Laboratory Practices” means good laboratory practices required under the regulations set forth in 21 C.F.R. Part 58, as in effect during the Term, and the requirements thereunder imposed by the FDA and the NMPA, and the equivalent thereof in any jurisdiction.

1.52    “Government Official” means any Person employed by or acting on behalf of a Governmental Body, government-controlled entity or public international organization.

1.53    “Governmental Body” means any Regulatory Authority or self-regulatory organization (including The Nasdaq Global Market and The Nasdaq Global Select Market).

1.54     “IFRS” means International Financial Reporting Standards, the set of accounting standards and interpretations and the framework in force on the Effective Date, as adopted by the International Accounting Standards Board (IASB), as such accounting standards may be amended from time to time, consistently applied.

1.55     “Improvements” means all inventions and Know-How, patentable or otherwise, made, created, developed, conceived or reduced to practice by or on behalf of a Party and/or any of its Affiliates pursuant to activities relating to or contemplated by this Agreement during the Term, that are necessary or useful for the Development or Commercialization of a Compound or Licensed Product for use in the Field including developments in the Manufacture, presentation, means of delivery or administration, dosage, indication, methods of use or packaging and/or sale of any Compound or Licensed Product.

1.56     “IND” means an Investigational New Drug application or the equivalent which carries the same meaning in each of the countries in the Territory similar to what is described in the United States in 21 C.F.R. Section 312.23, obtained for purposes of conducting Clinical Studies in accordance with the requirements of the Act and the regulations promulgated thereunder, including all supplements and amendments thereto relating to the use of a Compound or Licensed Product in the Field.

1.57     “Indication” means the First Indication and any Additional Indication.

1.58     “Indirect Taxes” means value added taxes (VAT), sales taxes, consumption taxes and other similar taxes.

1.59    “Information” means any data, results and information of any type whatsoever, in any tangible or intangible form, including, without limitation, any type or kind of software, algorithms, marketing reports, clinical and non-clinical study reports, regulatory submission documents and summaries, expertise, stability, technology, test data including pharmacological, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, in all cases, patentable or otherwise.

1.60    “Insurance” has the meaning set forth in Section 10.6(a).

1.61     “Intellectual Property” means Patent Rights, Know-How, Copyrights, Trademarks or other intellectual property rights, collectively.

1.62    “JSC” has the meaning set forth in Section 2.2.

1.63    “Know-How” means all trade secret information, developments, discoveries, methods, techniques, formulations, data, and other information, whether or not patentable.

1.64    “Law(s)” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any Regulatory Authority.

1.65    “Licensed Product Regulatory Data” has the meaning set forth in Section 4.1(a).

1.66    “Licensed Products” means pharmaceutical preparations in final form (or, where the context so indicates, the form under development) containing the Compounds as an active pharmaceutical ingredient for use in the Territory, including (i) Oral Paclitaxel (including all formulations containing one capsule form and two tablet forms of Oral Paclitaxel), (ii) Oral Irinotecan, and (iii) KX2-391 ointment, in each case that is Manufactured and supplied in accordance with Schedule III (Supply) hereto, and suitable for human administration.

1.67     “Licensee Regulatory Data” has the meaning set forth in Section 4.1(c).

1.68    “Losses” means any and all direct and indirect liabilities, damages, awards, deficiencies, settlement amounts, defaults, assessments, fines, dues, penalties (including penalties imposed by any Regulatory Authority), costs, fees, obligations, Taxes, liens, losses, lost profits and expenses (including court costs, interest and reasonable fees of attorneys, accountants and other experts).

1.69    “Manufacture” or “Manufacturing” means activities in connection with the manufacture, processing, formulating, testing (including, without limitation quality control, quality assurance and lot release testing), bulk packaging or storage and delivery of Licensed Products.

1.70    “Manufacturer” means such Person as may be appointed to supply Licensed Products pursuant to Schedule III (Supply) hereto or the Supply Agreement.

1.71    “NDA” means a new drug application in any of the countries in the Territory similar to the NDA submitted to the FDA to obtain approval for the marketing of a Licensed Product in the United States, together with all subsequent submissions, supplements and amendments thereto.

1.72    “Net Profits” means (a) Net Sales from Direct Sales of Licensed Products in the Territory and (b) revenues received by XPH from any Sublicensee, including any upfront payments, milestone payments and sales of Licensed Products (other than sales by XPH to a Sublicensee for resale, which are covered under the definition of Net Sales), subject to the following adjustments calculated on a consolidated basis in accordance with IFRS (“Net Revenues”):

With respect to calculating XPH revenues arising from each Sublicensee (other than sales by XPH to a Sublicensee for resale, which are covered under the definition of Net Sales), the following principles shall apply:

(i) such revenues shall be reduced for (1) Cost of Goods, (2) Commercialization Costs for launch of a Licensed Product in the Territory, (3) general and administrative costs (which shall not include depreciation and amortization attributable to the Licensed Products in the Territory) related to the Commercialization of the Licensed Products for the Territory, and (4) Development Costs incurred after initial Regulatory Approval in the Territory related to Clinical Studies necessary for market expansion; and

(ii) where costs and expenses are shared among multiple Licensed Products or between Licensed Products and one or more other commercial product(s) licensed to a Sublicensee, reasonable allocations based on such factors as the number of products, projects, and sublicenses benefitting from the cost or expense and relative market share of each such product, project, or sublicense shall be utilized in the calculation of Net Profits hereunder.

Net Profits shall be calculated separately for each Licensed Product.

1.73    “Net Sales” means the gross sales amount (taxes excluded) of Licensed Products invoiced to Third Parties by XPH and its Affiliates; provided that such gross amounts shall be calculated in accordance with the standard internal policies and procedures of XPH or its Affiliates (as applicable) and IFRS, less the following deductions (to the extent included in such gross sales amount):

(a)    customary trade discounts, credits or allowances, including gifts and samples, not to exceed [*] of the gross amount invoiced;

(b)     Indirect Taxes to the extent added to the sale price and set forth separately as such in the total amount invoiced;

(c)    credits or allowances additionally granted upon returns, rejections or recalls (except where such recall arises out of the conduct of XPH, its Affiliates or Sublicensees); and

(d)    amounts incurred resulting from government (or any agency thereof), and other distribution channels including distributors and hospitals, mandated rebate programs or mandated discounts in the Territory, in an amount not to exceed [*] of the gross amount invoiced.

The Parties shall work together to determine Net Sales of any Combination Product based on the relative values of the Licensed Product and the other commercial product(s) that forms part of the Combination Product. For the avoidance of doubt, Net Sales shall not include sales by XPH to its Affiliates or Sublicensees for resale; provided that, if XPH sells a Licensed Product to an Affiliate or Sublicensee for resale, then the Net Sales calculation shall be based on the higher of (i) the amount invoiced by XPH to such Affiliate or Sublicensee or (ii) the amount invoiced by such Affiliate or Sublicensee to the Third Parties on the resale of such Licensed Product. In the event XPH grants sublicenses to one or more Sublicensees to sell Licensed Products to the extent permitted hereunder, such sublicenses shall include without limitation an obligation for the Sublicensee to account for and report its Net Sales of such Licensed Product on the same basis as if such sales were Net Sales by XPH, and XPH shall pay royalties for such Net Sales (and any other payments received therefrom) in accordance with Section 5.5(a) hereof. For purposes of this Agreement, “sale” shall not include transfers or other distributions or dispositions of a Licensed Product, at no charge, for regulatory purposes, clinical trials, samples, free products or in connection with patient assistance programs or other charitable purposes or to physicians or hospitals for promotional purposes, the cost of which will be borne (i) for periods preceding the First Commercial Sale, in accordance with the applicable provisions of the Development Budget; and (ii) for periods following the First Commercial Sale, in accordance with the applicable provisions of the Commercialization Budget. A Licensed Product shall be considered “sold” only when billed or invoiced.

1.74     “NMPA” means the National Medical Products Administration of China, and local counterparts thereto, including its Center for Drug Evaluation, and the provincial-level drug Regulatory Health Authorities and other lower level drug Regulatory Health Authorities, and any successor agency or authority thereto having substantially the same function.

1.75    “Ongoing Clinical Studies” means Clinical Studies with enrolled patients that are in the process of being conducted. For the avoidance of doubt, this does not include Clinical Studies where no patient dosing has occurred.

1.76    “Oral Docetaxel” means the P-gp inhibitor encequidar and oral docetaxel.

1.77    “Oral Irinotecan” means the P-gp inhibitor encequidar and oral irinotecan.

1.78    “Oral Paclitaxel” means the P-gp inhibitor encequidar and oral paclitaxel.

1.79    “Oral Topotecan” means the P-gp inhibitor encequidar and oral topotecan.

1.80    “Overall Survival Improvement for Oral Paclitaxel” means a statistically significant improvement of overall survival from IV paclitaxel to Oral Paclitaxel before NDA submission in the United States.

1.81    “Party” means Athenex or XPH, as the context may require.

1.82    “Patent Rights” means any patents, patent applications, certificates of invention, or applications for certificates of invention and any supplemental protection certificates, together with any extensions, registrations, confirmations, reissues, substitutions, divisions, continuations or continuations-in-part, reexaminations or renewals thereof, including methods of development, manufacture, formulation, preparation, presentation, means of delivery or administration, dosage, packaging, sale or use thereof.

1.83    “Person” means any individual, sole proprietorship, corporation, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.84    “Phase I Clinical Study” means a Clinical Study that is intended to initially evaluate the safety or pharmacological effect of a Licensed Product in the Field in subjects or that would otherwise satisfy requirements of 21 CFR 312.2(a), or its foreign equivalent.

1.85    “Phase II Clinical Study” means a Clinical Study that is intended to initially evaluate the effectiveness of a Licensed Product in the Field in subjects or that would otherwise satisfy requirements of 21 CFR 312.21(b), or its foreign equivalent.

1.86    “Phase III Clinical Study” means a pivotal Clinical Study, the results of which could be used to establish safety and efficacy of a Licensed Product in the Field as a basis for Regulatory Approval or that would otherwise satisfy requirements of 21 CFR 312.21(c), or its foreign equivalent.

1.87    “Prime Rate” means the rate announced from time to time by HSBC Bank, N.A. as its “prime rate” in New York, New York USA which is the base rate upon which other rates charged at such bank are based, and is the best rate available to premium customers at such bank.

1.88    “Product Intellectual Property” means Patent Rights that claim or cover the Compounds, Licensed Product or any Improvement in the Territory (“Product Patent Rights”), Know-How, Copyrights and Trademarks collectively, that are necessary or useful for or used in connection with the Development or Commercialization of the Compound or Licensed Products, including any Improvements thereto, in the Territory.

1.89    “Proprietary Information” means any and all scientific, clinical, technological, regulatory, marketing, financial and commercial Information, whether communicated in writing, orally or by any other means, which is owned and under the protection of one Party and is provided by that Party to the other Party in connection with this Agreement, and shall include Regulatory Documentation, Athenex’s Know-How and XPH’s Know-How, as applicable.

1.90     “Regulatory Approval” means approval by the relevant Regulatory Health Authority of an NDA or other Drug Approval Application, health registration, common technical document, regulatory submission, notice of compliance and any other license or permit required to be approved for the supply, manufacture, use, storage, distribution, import, export, transport, promotion, marketing and sale of a Licensed Product in a country, region or other regulatory jurisdiction.

1.91    “Regulatory Authority” means any court or government body, whether national, supranational, federal, state, local, foreign or provincial, including any political subdivision thereof, including any department, commission, board, bureau, agency, or other regulatory or administrative governmental authority or instrumentality, and further including any quasi-governmental Person or entity (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal) exercising the functions of any of these.

1.92    “Regulatory Documentation” means all applications, registrations, licenses, authorizations and approvals, all correspondence submitted to or received from Regulatory Health Authorities (including minutes and official contact reports relating to any communications with any Regulatory Health Authority) and all supporting documents, including documentation arising in the course of all clinical studies and tests, in each case relating to the Licensed Products, including all INDs, Regulatory Approvals, regulatory drug lists, advertising and promotion documents, adverse event files and complaint files.

1.93    “Regulatory Health Authority” means any applicable national (for example, FDA or NMPA), supranational, regional, state, provincial or local regulatory health authority, department, bureau, commission, council, or other government entity regulating or otherwise exercising authority with respect to the Exploitation of Licensed Products in the Territory pursuant to the terms and conditions of this Agreement, including any such entity involved in the granting of Regulatory Approval for pharmaceutical products.

1.94    “SEC” means the United States Securities and Exchange Commission and any successor agency having substantially the same functions.

1.95     “Sublicensee” has the meaning set forth in Section 3.2(a).

1.96     “Supply Agreement” means the agreement for the Manufacture and supply of Licensed Products by the Manufacturer to XPH or its designated agent for the purposes of this Agreement, which shall be executed by the parties thereto as soon as reasonably practicable after the Effective Date.

1.97    “Tax” means any form of tax or taxation, levy, duty, charge, social security charge, contribution or withholding of whatever nature, including Indirect Taxes, together with any related fine, penalty, surcharge or interest thereon imposed by, or payable to, a Tax Authority.

1.98     “Tax Authority” means any Regulatory Authority anywhere in the world, authorized to levy Tax.

1.99    “Term” has the meaning set forth in Section 9.1.

1.100    “Territory” means the People’s Republic of China (China), Hong Kong Special Administrative Region, and Macao Special Administrative Region (each of which for purposes of this Agreement shall each be deemed a region).

1.101    “Third Party” means a Person who or which is neither a Party nor an Affiliate of a Party.

1.102    “Trademark” means the trademark(s) for which either Party has sought registration and all related service marks, domain names and other trademark related rights.

1.103     “Transfer Price” means with respect to the Licensed Product supplied by Athenex the price at which such Licensed Products are supplied prior to the First Commercial Sale, as determined by the Cost of Goods plus a reasonable markup, as further set out in and subject to any additional terms and conditions of the Supply Agreement.

1.104     “U.S. GAAP” means United States Generally Accepted Accounting Principles, consistently applied.

1.105    “Valid Claim” means any claim in an active patent application or issued in an unexpired patent which has not been held unenforceable, unpatentable or invalid by a decision of a Regulatory Authority of competent jurisdiction following exhaustion of all possible appeal processes, and which has not been admitted to be invalid or unenforceable through reissue, reexamination or disclaimer and has not been terminated for failure to pay maintenance fees.

1.106    “XPH Indemnified Parties” has the meaning set forth in Section 10.1.

1.107     “XPH Technology” means all Patent Rights and Know-How (i) Controlled by XPH as of the Effective Date, or (ii) that thereafter comes into XPH’s Control independent of this Agreement, and in each case, that is not Product Intellectual Property or otherwise related to or necessary and/or useful to the Exploitation of any Licensed Product anywhere in the world. For clarity, XPH Technology may include inventions that are broadly applicable to the development or commercialization of pharmaceutical products generally.

ARTICLE 2

COLLABORATION; GOVERNANCE

2.1    Collaboration Overview.

(a)    The Parties desire and intend to collaborate with respect to the Development and Commercialization of Licensed Products in the Field in the Territory, as and to the extent set forth in this Agreement and in any agreement entered into in connection herewith (the “Collaboration”). It is intended that the Collaboration utilize XPH’s Development and Commercialization capabilities in the Territory, while recognizing Athenex’s current experience and expertise in and aspirations to further develop its clinical Development, Manufacturing and Commercialization capabilities with respect to the Compounds.

(b)    Additional Licensed Products Option. In the event XPH so elects, by written notice to Athenex given within [*] days following the Effective Date, XPH shall have the option to add the Additional Products to the Licensed Products on terms and conditions to be negotiated in good faith by the Parties hereto. In the event the Parties come to terms with respect to the Additional Products, this Agreement shall be appended with the additional terms the Parties have agreed to with respect to the Additional Products, and thereafter, the Additional Products shall constitute Licensed Products for purposes hereof.

2.2    Joint Steering Committee.

(a)    Purpose; Formation. In furtherance of the Collaboration, the Parties hereby establish the Joint Steering Committee (the “JSC”) to oversee Development and Commercialization of Licensed Products in the Territory in accordance with the Development Plan and Commercialization Plan for such Licensed Products and to coordinate the Development and Commercialization activities of the Parties. Each Party shall initially appoint two (2) representatives of such Party or its Affiliates to the JSC, with each representative having knowledge and expertise in the development and/or commercialization of pharmaceutical products in the Territory and having sufficient seniority within the applicable Party or Affiliate to make decisions arising with the scope of the JSC’s responsibilities. Each Party shall notify the other Party hereto of the identities of their respective JSC representatives no later than [*] ([*]) days following the Effective Date. The JSC may change its size from time to time by mutual consent of its members, provided that the JSC shall consist at all times of an equal number of representatives of each of Athenex and XPH. Each Party may replace its JSC representatives at any time upon written notice to the other Party. The JSC may invite non-members (including consultants and advisors of a Party who are under an obligation of confidentiality consistent with this Agreement) to participate in the discussions and meetings of the JSC; provided that, such participants shall have no voting authority at the JSC. Each Party shall appoint one co-chairperson to the JSC. The role of the co-chairpersons shall be to convene and preside at meetings of the JSC, but the co-chairpersons shall have no additional powers or rights beyond those held by the JSC representatives.

(b)    Meetings. The JSC shall meet at least once per Calendar Quarter during the Term unless the Parties mutually agree in writing to a different frequency for such meetings as reasonably necessary, which meetings may take place in person or by a videoconference or teleconference. In-person JSC meetings will be held at locations alternately selected and hosted by Athenex and by XPH. The host Party shall be responsible for the costs and expenses of the JSC meeting hosted, provided that each Party will bear the expense of its respective members’ and other attendees’ participation in meetings. The secretariat of the host Party shall be responsible for keeping reasonably detailed written minutes of all JSC meetings that reflect all decisions made at such meetings. The secretariat of the host Party shall send meeting minutes to the other Party’s secretariat, and each secretariat shall seek and obtain review and approval of such minutes from its respective Party’s members of the JSC within ten (10) Business Days after each JSC meeting. Minutes will be deemed approved unless one or more members of the JSC objects to the accuracy of such minutes within ten (10) Business Days of receipt.

(c)    Responsibilities. The JSC shall be responsible for (i) reviewing and finally approving the Development Plans and Commercialization Plans for the Licensed Products, including any amendments thereto; (ii) resolving any disputes among the Parties; and (iii) providing strategic guidance with respect to the Development and Commercialization of Licensed Products in the Territory. In addition to its general responsibilities, the JSC shall have the following responsibilities for the Territory:

(i)	prepare and approve the Development strategy for the First Indication;

(ii)	approve and implement the Development Plan and oversee the conduct of Development according to the Development Plan;

(iii)	discuss, prepare and approve approval annual and interim amendments to the Development Plan for each Licensed Product;

(iv)	propose and approve Additional Indications for Development of Licensed Products;

(v)	propose for approval particular studies to be conducted;

(vi)	design and approve all clinical trials and nonclinical studies to be conducted under the Development Plan;

(vii)	recommend and approve whether and when to initiate or discontinue any Clinical Study and any nonclinical study under each Development Plan;

(viii)	discuss proposals to Develop Licensed Products for Additional Indications and approve such proposals;

(ix)	develop a publication strategy for publications and presentations related to the Licensed Products in the Territory;

(x)	discuss, review and approve the Commercialization Plan for the Licensed Products in the Territory, including any amendments thereto;

(xi)	determine the amount of Licensed Products to be distributed free of charge in the Territory annually for regulatory or marketing purposes or investigator-initiated trials;

(xii)	allocate budgeted resources and determine priorities for each Clinical Study and nonclinical study under the Development Plan;

(xiii)	oversee the conduct of all Clinical Studies and nonclinical studies under the Development Plan;

(xiv)	review the qualifications of Third-Party contractors selected by XPH to conduct Clinical Studies of Licensed Products (provided that such review does not include an approval right);

(xv)	facilitate the flow of Information between the Parties with respect to the Development of Licensed Products;

(xvi)	allocate primary responsibility as between the Parties for tasks relating to Development of Licensed Products where not already specified in the Development Plan;

(xvii)	discuss the requirements for Regulatory Approval in the Territory and oversee and coordinate regulatory matters with respect to Licensed Products in the Territory pursuant to the Development Plan;

(xviii)	facilitate the flow of Information between the Parties with respect to obtaining Regulatory Approval for Licensed Products;

(xix)	form subcommittees and task forces for Development and Commercialization as required to facilitate implementation of Development and Commercialization Plans;

(xx)	oversee implementation of each Commercialization Plan;

(xxi)

coordinate the Commercialization activities of the Parties with respect to Licensed Products, including pre-launch and post-launch activities and all activities set forth in the Commercialization Plan;

(xxii)	allocate primary responsibility as between the Parties for tasks relating to Commercialization of Licensed Products in the Territory pursuant to the Commercialization Plan;

(xxiii)	coordinate global harmonization of the Licensed Products with respect to the Territory;

(xxiv)

propose additional action items with respect to Development and Commercialization, outside the scope contemplated by the Development Plan and Commercialization Plan and/or their respective budgets for further discussion by the Executive Officers; and

(xxv)	attempt to resolve issues presented to it by, and disputes between, the Parties.

In addition, the JSC will perform such other functions as appropriate to further the purposes of this Agreement, as directed by the Parties.

(d)    Decision-Making. The JSC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the JSC cannot reach consensus on an issue that comes before the JSC and over which the JSC has oversight, then the Parties shall refer such matter to the Executive Officers pursuant to Section 2.5 below; provided that, subject to the Consultant’s ability to provide non-binding guidance and input in accordance with Section 2.5, (i) the Executive Officer of XPH will have final say with respect to (1) [*], (2) [*], (3) [*], and (4) [*], in the Territory in respect of the Licensed Products; and (ii) the Executive Officer of Athenex will have final say with (1) [*] in the Territory, and (2) [*], in respect of the Licensed Products.

(e)    Good Faith. In conducting themselves on the JSC, and in exercising their rights under this Section 2.2, both Parties shall consider diligently, reasonably and in good faith all input received from the other Party and shall use reasonable efforts to reach consensus on all matters before them. If any decision of the Executive Officer of XPH is deemed by Athenex to have a negative impact on Athenex’s global development strategy for the Licensed Products, Athenex shall have the right to promptly meet with the Executive Officer of XPH to review and discuss such matters for the benefit of the global development plan.

2.3    Appointment of Alliance Managers. Within thirty (30) days of the Effective Date, each Party shall appoint a single person and shall notify the other Party of the identity of their appointee, who shall oversee contact between the Parties for all matters between meetings of the JSC and shall have such other responsibilities as the Parties may agree in writing after the Effective Date (such person, the “Alliance Manager”). Each Party may replace its Alliance Manager at any time by notice in writing to the other Party. The Alliance Managers will serve as the primary contact points between the Parties regarding the activities contemplated by this Agreement. The Alliance Managers may facilitate the flow of information and otherwise promote communication, coordination and collaboration between the parties, providing single point communication for seeking consensus both internally within each Party’s organization, including facilitating review of external corporate communications, and raising cross-Party and/or cross-functional disputes in a timely manner. The Alliance Managers shall not have final decision-making authority with respect to any matter under this Agreement.

2.4    JSC and Committee Authority. The JSC may form one or more committees to carry out its responsibilities under this Article 2 and may also disband any committee so created. Each committee shall have solely the powers expressly assigned to it in this Article 2 (or as delegated to it by the JSC) and elsewhere in this Agreement. No committee shall have any power to amend, modify, or waive compliance with this Agreement (or any agreement entered into in connection with this Agreement). It is expressly understood and agreed that the control of decision-making authority pursuant to Section 2.2(d), so as to resolve a disagreement or deadlock on the JSC for any matter will not authorize either Party to perform any function not delegated to the JSC, and that neither Party shall have any right to unilaterally modify or amend, or waive its own compliance with, the terms of this Agreement or the scope of authority or approval requirements of the JSC.

2.5    Executive Meetings. No less than once per Calendar Year, the Executive Officers will meet, in person or by videoconference or teleconference, in advance of the occurrence of key scheduled Development and Commercialization events or in connection with key decisions, to review and discuss the status and direction of the collaboration in the Territory. In the event of any deadlock of the JSC or, pursuant to Section 11.9(b), dispute between the Parties arising out of or in connection with this Agreement, either Party may, by written notice to the other, have such dispute referred to the Executive Officers for attempted resolution by good faith negotiations within [*] ([*]) days after such notice is received. In addition, either Executive Officer may request that the Consultant attend and provide input at any given meeting of the Executive Officers in furtherance of making key decisions or resolving any dispute hereunder.

ARTICLE 3

GRANT OF RIGHTS

3.1    Grants by Athenex. Subject to the terms and conditions of this Agreement, Athenex hereby grants to XPH an exclusive royalty-bearing license throughout the Territory with the right to grant sublicenses, subject to the limitations contained herein and in accordance with Section 3.2 below, under Athenex’s Product Intellectual Property as in existence as of the Effective Date, as set forth on Appendix 1.1 and Appendix 1.2 hereto, together with any Improvements thereto generated in accordance with Section 7.1 hereof (the “Athenex Technology”) to Exploit the Licensed Products, including without limitation package and have packaged the Licensed Product(s) in the Field in the Territory. In furtherance of the rights granted by this Section 3.1, XPH shall have the right to engage and appoint service providers at its own reasonable discretion:

(a)    for the sole purpose of obtaining marketing authorization or import authorization (as applicable), in each case, in relation to the Licensed Products in the Territory;

(b)    for the sole purpose of providing clinical development services in relation to the Licensed Products;

(c)    for the sole purpose of distributing Licensed Products in the Territory, upon prior written notice to Athenex; and

(d)    for the sole purpose of marketing or promotion services in relation to the Licensed Products on behalf of XPH in the Territory.

For avoidance of doubt, any service providers appointed for the aforementioned purposes in subsections (a) through (d) shall be bound by any limitations on XPH’s authority to act contained in this Agreement and obligations of confidentiality no less restrictive than those contained in this Agreement. XPH shall remain liable for any action or failure to act by any service provider if such action or failure to act by the service provider would have constituted a breach of this Agreement if such action or failure were committed by XPH.

3.2     Sublicenses.

(a)    XPH shall have the right to grant sublicenses under the license granted to XPH under Section 3.1 to: (i) its Affiliates upon ten (10) days prior written notice to Athenex; and (ii) subject to Section 3.2(b) below, to Third Parties in the Territory for purposes of carrying out its obligations hereunder with the prior written consent of Athenex. Where XPH or its Affiliates grants such sublicense to a Third Party, such Person shall be a “Sublicensee” for the purposes of this Agreement, and any Person to which a Sublicensee grants a further sublicense (after receiving Athenex’s written consent) shall also be a Sublicensee; provided, however, that any Person that is engaged and appointed by XPH, its Affiliates and/or Sublicensees as a service provider pursuant to Section 3.1 solely to enable such Person to provide such services shall not be a “Sublicensee” for purposes of this Agreement. XPH, its Affiliates and its Sublicensees shall ensure that all Persons to which they grant sublicenses comply with all terms and conditions of this Agreement. XPH shall remain liable for any action or failure to act by any Sublicensee, or any other Party that is granted a sublicense under the licenses granted in Section 3.1 by XPH, its Affiliates or its Sublicensees, if such action or failure to act by the Sublicensee would have constituted a breach of this Agreement if such action or failure were committed by XPH.

(b)    In the event XPH or any Affiliate sublicenses the rights granted to XPH under this Agreement in accordance with Section 3.2(a)(ii) above, in part or in whole, Athenex shall have the right to renegotiate any Development Costs or Commercialization Costs apportioned to Athenex hereunder or under any Development Plan or Commercialization Plan approved by the Parties from and after the Effective Date.

3.3    Retained Rights; No Implied Licenses. All rights not specifically granted to XPH under this Agreement are reserved and retained by Athenex. Nothing in this Agreement shall be deemed to constitute the grant of any license or other right to XPH, to or in respect of any product, Intellectual Property, Proprietary Information, or other data of Athenex, except as set forth under this Agreement. Without limiting the generality of the foregoing, no license or other rights are granted to XPH under this Agreement to any pharmaceutical compositions claimed or disclosed in any Product Patent Rights other than the Licensed Products. Athenex further expressly reserves and retains the right to develop or manufacture Licensed Products within the Territory for sale outside the Territory.

3.4    Non-Compete. From and after the Effective Date and throughout the Term, XPH shall not, and shall ensure that its Affiliates do not, engage in, independently or for or with any Third Party, any research, development, manufacture or commercialization of any Competitive Product; provided that, in the event XPH terminates this Agreement under Section 9.2, the restrictions of this Section 3.4 shall extend for [*] ([*]) years following such termination by XPH.

ARTICLE 4

DATA TRANSFER; DEVELOPMENT AND COMMERCIALIZATION;

SUPPLY REGULATORY MATTERS

4.1    Regulatory Data Transfer.

(a)    To the extent required by XPH to obtain or maintain any Regulatory Approval in or for the Territory and to the extent otherwise reasonably requested by XPH in connection therewith, Athenex shall, to the extent permitted by applicable Law, provide to XPH copies of or access to all non-clinical data and clinical data, IND packages and other information, results, and analyses that are generated at any time, that pertain to any Development or Commercialization activities in respect of any Licensed Product, and that are controlled by Athenex or any of its Affiliates or its or their Sublicensees or can be obtained by them with reasonable effort (collectively, “Licensed Product Regulatory Data”).

(b)    Upon notice and request from XPH, all Licensed Product Regulatory Data in existence as of the Effective Date will be provided to XPH within [*] ([*]) days of the Effective Date, provided, however, XPH shall grant up to a [*] ([*]) day extension at the reasonable request of Athenex.

(c)    To the extent required by Athenex to obtain or maintain any regulatory approval outside the Territory and to the extent otherwise reasonably requested by Athenex in connection therewith, XPH shall, to the extent permitted by applicable Law, provide to Athenex copies of or access to all non-clinical data and clinical data, IND or NDA packages (as applicable) and other information, results, and analyses that are generated at any time, that pertain to any Development or Commercialization activities in respect of any Licensed Product, and that are controlled by XPH or any of its Affiliates or its or their Sublicensees or can be obtained by them with reasonable effort (collectively, “Licensee Regulatory Data”). Without limiting the foregoing, each Party shall, in a timely and responsive manner consistent with the requirements of applicable Regulatory Health Authorities, provide to the other Party, in such form and format as may be mutually agreed, (x) copies of all correspondence to or from any Regulatory Health Authority that relates to the Licensed Products, and (y) all Regulatory Documentation then in such Party’s possession or later received by it, its Affiliates or its or their Sublicensees. Each Party agrees to respond to all requests from Regulatory Health Authorities in respect of the Licensed Products by the required deadline, or if there is no required deadline, then within [*] ([*]) days or within such other timeframe as may be mutually agreed with the other Party. For the avoidance of doubt, all information and documentation provided by a Party to the other Party pursuant to this Section 4.1 constitutes Proprietary Information.

4.2    Development and Commercialization.

(a)    General. XPH shall be responsible for and shall itself, or through its Affiliates or Sublicensees, conduct Development and Commercialization in the Territory in the Field during the Term as described by this Agreement. XPH shall prepare a draft plan and budget (in English) for Development and Commercialization in each of the countries within the Territory in accordance with the term sheets set forth in Schedule I (Development) and Schedule II (Commercialization) and submit such draft plans to the JSC which will approve and oversee the Development Plan and the Commercialization Plan during the Term. In furtherance and not in limitation of the foregoing, XPH shall be required to achieve the following milestones (collectively, the “Developmental Milestones”) and, with respect to items (iii - viii) below, such milestones shall apply for each Licensed Product, within the following timelines:

(i)	prepare the draft Development Plan and Development Budget within [*] days of the Effective Date;

(ii)	prepare the draft Commercialization Plan and Commercialization Budget within [*] days of the date the first marketing authorization for one or more Licensed Products is approved;

(iii)	file an IND or NDA, as applicable, with NMPA for the First Indication of each Licensed Product as follows:

Licensed Product	Timeline
Oral Paclitaxel	Within the [*] month period immediately following, but in no event later than the [*] month anniversary, of the date of receipt of NDA approval from the FDA.
Oral Irinotecan	Within the [*] month period immediately following, but in no event later than the [*] month anniversary, of the date of receipt of IND approval from the FDA.
KX2-391 Ointment	No later than the [*] month anniversary of the date of receipt NDA approval from the FDA.

(iv)

if applicable, commence a Clinical Study the Licensed Products with at least [*] patients within [*] ([*]) months after obtaining the approval of NMPA to initiate Clinical Studies for the First Indication;

(v)

commence a Clinical Study with at least [*] patients within [*] ([*]) months after NMPA endorses the study report for the Clinical Study that was Completed pursuant to Section 4.2(a)(iv) above and approves the commencement of the next Clinical Study by XPH for the First Indication;

(vi)

commence a Clinical Study for registration purposes that has been agreed upon with NMPA within [*] ([*]) months of Completion of the Clinical Study described in Section 4.2(a)(v) above and approval of NMPA on the commencement of a Clinical Study for registration purposes by XPH for the First Indication;

(vii)	file a NDA for Regulatory Approval to Chinese NMPA within [*] ([*]) months of Completion of the Phase III Clinical Study for the First Indication; and

(viii)	First Commercial Sale of Licensed Product in each country in the Territory within [*] days of the Regulatory Approval in such country in the Territory.

If XPH fails to achieve any Developmental Milestone with respect to any Licensed Product, all rights and licenses under this Agreement shall immediately terminate with respect to such Licensed Product. A breach of this Section 4.2(a) shall not be capable of cure in accordance with the provisions of Section 9.2(c); provided, however, Athenex shall grant up to [*] extensions on any of the foregoing timelines at the reasonable request of XPH in the event XPH has expended and is continuing to expend Commercially Reasonable Efforts to achieve the Developmental Milestone in question. Further, Athenex shall grant up to [*] extensions of any of the foregoing timelines in the event the delay is due to a Force Majeure.

(b)    Summary Reports. Upon Athenex’s written request, made within thirty (30) days of the end of the first Calendar Year following the Effective Date and within thirty (30) days of the end of each Calendar Quarter thereafter during the Term, XPH shall provide Athenex with a written summary of Development and Commercialization undertaken on a country by country basis during the then current Calendar Year consistent with written reports issued by XPH in the ordinary course of its business.

(c)    Clinical Studies. In accordance with the parameters set forth in the Development Plan and subject to the applicable limitations set forth in the Development Budget, XPH will be responsible for, and conduct and administer, all the studies required for Regulatory Approval in each of countries within the Territory. Specifically, with respect to each Licensed Product, XPH will conduct those Clinical Studies set forth on Schedule I (Development) with respect to the Licensed Products, as the same is supplemented by the Development Plan, once approved by the JSC.

(d)    Referencing Data. The Know-How from and results of any Clinical Studies or other studies conducted by or on behalf of a Party shall be made available to the other Party for referencing at [*] cost to the requesting Party to be used solely in furtherance of obtaining Regulatory Approvals, and each Party hereby grants to the other Party a right of reference to use such Information for the Development and Commercialization of the Compound and Licensed Products, provided, however, that with respect to the right granted to XPH, such right shall be limited to the Development and Commercialization of the Compound and the Licensed Products in the Field in the Territory.

(e)    Payment of Development and Commercialization Costs. XPH shall be responsible for all costs associated with Development and Commercialization of Licensed Products in the Territory; provided that, Athenex shall bear the costs of the Clinical Studies in an amount not to exceed the budgeted amount in the Development Budget. The JSC shall have the responsibility of reviewing and apportioning in good faith any cost overruns for the Clinical Studies. Notwithstanding the generality of the foregoing, XPH shall reimburse Athenex for costs incurred by Athenex in carrying out any Development within the Territory that was authorized or approved in writing in advance by XPH.

(f)    Records. Under this Agreement, XPH and Athenex shall maintain records, in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes and in accordance with good industry practice, which shall be complete and accurate in all material respects and shall fully and properly reflect all work done and results achieved, including all Licensed Product Regulatory Data, Licensee Regulatory Data, Know-How and including individual case report forms, in the form required by applicable Laws.

(g)    Ownership of Copyrights and Trademarks. Athenex retains all rights to establish a global brand for each Licensed Product and shall own all Copyrights and Trademarks for the Licensed Product as specified in Section 7.1 in the Territory. XPH shall be responsible for searching, clearing and filing applications for registration of all such Copyrights, Trademarks and trade dress at its sole cost in accordance with Athenex’s global branding strategy. Athenex shall execute all documents and take all actions as are reasonably requested by XPH with respect to such filings and registrations.

(h)    Licensed Product Supply. The Parties will include an initial supply chain strategy in the Development Plan to ensure adequate supply of clinical supplies for any Clinical Studies to be conducted in accordance with the Development Plan and the Transfer Prices therefor. Such supply chain strategy will be updated by the Parties through the JSC as the Licensed Products progress toward Commercialization. On XPH’s request in respect of a Licensed Product or component thereof, Athenex agrees to negotiate in good faith to enter into a separate mutually agreed supply agreement for such Licensed Product or component with XPH generally consistent with the terms set forth in the supply agreement term sheet attached hereto as Schedule III (Supply). Without limiting the foregoing, Athenex agrees that XPH may enter into contracts directly with Athenex’s contract manufacturing organizations of the Licensed Products or components thereof, and, upon XPH’s request and at XPH’s direction, Athenex will use best efforts to assist XPH in executing such contracts.

(i)    Sales of Licensed Products. All sales of Licensed Products shall be made, recorded, invoiced and collected by XPH, its Affiliates and their respective Sublicensees. XPH agrees that it and its Affiliates will not grant any rights or permissions to any licensees, Sublicensees or distributors to directly or indirectly Commercialize Licensed Products in the Territory except in accordance with the terms of this Agreement. XPH agrees to (a) include such restriction in all (sub)licenses granted by XPH or its Affiliates, and (b) to require all (sub)licensees to include such restrictions in their (sub)licenses and distribution agreements. Upon notice from XPH of any unauthorized Commercialization of Licensed Products in the Territory, Athenex agrees to cooperate with XPH to determine the source of such violation and take reasonable corrective action including, if necessary, the enforcement of termination rights concerning the applicable Sublicensee or distributor.

Subject to any limitations contained herein, XPH shall dictate terms respecting credit, cash discounts, rebates, chargebacks, bad debt write-offs, other fees and charges, and returns and allowances as they apply to sales of Licensed Products in the Territory; provided that, any discounts, allowances, credits, rebates and other deductions (including write offs for bad-debt) with respect to products sold by XPH shall be fairly and equitably allocated to the Licensed Products, and, to the extent applicable, other products or services of XPH, its Affiliates or Sublicensees such that the Licensed Products do not bear a disproportionate portion of such deductions. All other terms regarding Licensed Product sales, shall be as set forth in the Commercialization Plan or as otherwise agreed upon by the JSC.

(j)    Compliance with Laws. XPH shall in all respects comply with all applicable Laws and guidelines concerning the advertising, sales and marketing of prescription drug products in Commercializing Licensed Products in the Territory under this Agreement and XPH shall obligate any Sublicensees that it or its Affiliates may engage with respect to Licensed Products to do the same; to bring any non-compliance therewith (should it ever occur) by any of the foregoing entities to XPH’s attention; and to promptly remedy any such non-compliance. XPH and its Affiliates shall maintain such procedures throughout the Term and shall promptly notify Athenex in writing with respect to any material non-compliance regarding Commercialization of Licensed Products.

(k)    Athenex shall also arrange, at XPH’S expense, required technical training to [*] in the use and development of the Compounds and in expediting the Development and Commercialization of the Compounds and Licensed Products in the Territory. The parties shall arrange the training at mutually agreed terms from time to time.

(l)    Athenex shall, upon the request of XPH and at the expense of XPH, assist XPH in the preparation and filing of all Regulatory Documentation required with respect to the Licensed Products in the Territory; provided that, XPH shall reimburse Athenex for reasonable out-of-pocket costs and other expenses incurred by Athenex in connection with such cooperation.

(m)    Regulatory Cooperation. Each Party is responsible concerning adverse drug reactions, safety information and compliance with regulatory requirements. XPH is responsible for providing any such data to Athenex that is required by a United States Regulatory Authority. Athenex is also responsible for providing any such data to XPH that is required by the Regulatory Authority in the Territory. The Parties hereby agree that they will each make Commercially Reasonable Efforts in coordinating their respective regulatory, Development and Commercialization efforts.

(n)    Pharmacovigilence. During the Term, each of the Parties will notify appropriate Regulatory Authorities in accordance with applicable Law, and the other Party, promptly after receipt of information with respect to any serious adverse event (as defined by the ICH Harmonized Tripartite Guideline on Clinical Safety Data Management (CPMP/ICH/377/95)), directly or indirectly attributable to the use or application of any Compound or Licensed Product.

(o)    Product Recalls. If any Regulatory Authority having jurisdiction in the Territory requires or reasonably requests to recall a Licensed Product due to a defect in the manufacture, processing, packaging or labeling of such Licensed Product or for any other reason whatsoever, XPH shall immediately notify Athenex. XPH shall have the sole right and responsibility, at its expense, to initiate all recall procedures required or requested by any such Regulatory Agency. XPH shall be responsible, at its expense, for carrying out any such recall as expeditiously as possible and in such a way as to cause the least disruption to the sales of the Licensed Product and to preserve the goodwill and reputation attached to the Licensed Product and to the names of XPH and Athenex. XPH agrees to maintain the appropriate record and procedures to permit the recall of the Licensed Product.

ARTICLE 5

PAYMENTS AND STATEMENTS

5.1    Consideration. In consideration of the rights and licenses granted to XPH by Athenex under this Agreement, XPH shall pay to Athenex:

(a)    Upfront Payment. The rights and licenses granted to XPH hereunder will be delivered together with the Licensed Product Regulatory Data in accordance with the timeline set forth in Section 4.1(b) and, upon the fulfillment of the conditions set forth in Section 11.1, a non-refundable payment of Thirty Million Dollars (USD $30,000,000) shall be due and payable by XPH to Athenex. The upfront payment shall not be creditable against any other payments XPH is obligated to make to Athenex under this Agreement;

(b)    Milestone Fees. The milestone fees for (i) the Development rights granted hereunder in an amount up to One Hundred Ten Million Dollars (USD $110,000,000) and (ii) the Commercialization rights granted hereunder in an amount up to Forty Million Dollars (USD $40,000,000), each earned and payable as set forth in Section 5.2 and Section 5.3 below, respectively; and

(c)    Royalties. The royalties on sales and revenues from the Commercialization of the Licensed Products set forth in Section 5.5; provided that, the royalties on revenues payable pursuant to Section 5.5(b) may be offset by any Change of Control Payment paid by XPH pursuant to Section 5.4 below. The calculation of royalties is on an annual basis. The first year commences from the first anniversary date of the approval date of the first Licensed Product.

5.2    Regulatory Milestone Fees. XPH shall pay Athenex the milestone fees set out in the table below upon the achievement of the corresponding regulatory milestones. Each milestone fee shall be deemed earned as of the achievement of the related milestone event and shall be paid by XPH within [*] Business Days after the later of: (i) the date when the milestone event is first achieved and (ii) XPH has received the approval for making such payment from the applicable foreign exchange control authority. XPH will expedite the application for such payment.

Milestone Events	Milestone Payment
Oral Paclitaxel
Milestone 1: [*]	$	[	*]
Milestone 2: [*]	$	[	*]
Milestone 3: [*]	$	[	*]

Milestone Events	Milestone Payment
Milestone 4: [*]	$	[	*]
Milestone 5: [*]	$	[	*]
Oral Irinotecan
Milestone 1: [*]	$	[	*]
Milestone 2: [*]	$	[	*]
Milestone 3: [*]	$	[	*]
Milestone 4: [*]	$	[	*]
KX2-391 Ointment
Milestone 1: [*]	$	[	*]
Milestone 2: [*]	$	[	*]
Milestone 3: [*]	$	[	*]
Milestone 4: [*]	$	[	*]

Total:		$110,000,000

5.3    Sales Milestone Fees. XPH shall pay the milestone fees to Athenex set out in the table below upon the achievement of the corresponding sales milestones. Each milestone fee shall be deemed earned as of the achievement of the related milestone event and shall be paid by XPH within [*] Business Days after the later of: (i) the date when the milestone event is first achieved and (ii) XPH has received the approval for making such payment from the applicable foreign exchange control authority. XPH will expedite the application for such payment.

On the aggregate Net Sales of the Licensed Products in the Territory reaching the  following levels of the Net Sales for the first time in a given Calendar Year period.  Each milestone is only to be paid once:

Milestone Payment
Milestone 1: First time total Net Sales in a Calendar Year are at least RMB [*]	$	[	*]
Milestone 2: First time total Net Sales in a Calendar Year are at least RMB [*]	$	[	*]
Milestone 3: First time total Net Sales in a Calendar Year are at least RMB [*]	$	[	*]

Total:		$40,000,000

5.4    Change of Control Payment. If (a) a Change of Control occurs with respect to XPH or any entity for which XPH has delegated its responsibilities hereunder (including through a public offering of equity in such entity) or (b) XPH assigns or otherwise transfers the rights to Develop and/or Commercialize any of the Licensed Products, simultaneously with the consummation of such Change of Control, XPH shall pay to Athenex the amount of Twenty Million Dollars ($20,000,000) payable in immediately available funds (the “Change of Control Payment”); provided that, upon the mutual agreement of the Parties, such amount may be paid in XPH stock (or in equity of the joint venture contemplated by subsection (b) of Schedule III (Supply)) hereto.

5.5    Royalties.

(a)    Royalties on Net Sales. XPH shall pay royalties to Athenex on Net Sales of Licensed Products in the Territory in accordance with the provisions of this Section 5.5 at the following royalty rates (as a percentage of aggregate Net Sales of the Licensed Products), based upon the following tiered royalty rates:

Portion of Net Sales in a Calendar Year	Royalty Rate
Less than or equal to RMB [*]	[	*]%
Greater than RMB [*] and less than or equal to RMB [*]	[	*]%
Greater than RMB [*] and less than or equal to RMB [*]	[	*]%
Greater than RMB [*] and less than or equal to RMB [*]	[	*]%
Greater than RMB [*]	[	*]%

(b)    Royalties on Net Revenues. In the event XPH or any of its Affiliates sublicenses its rights under this Agreement to one or more Sublicensees, XPH shall pay royalties to Athenex on the Net Revenues therefrom at a rate of [*] percent ([*]%) of such Net Revenues; provided that, in the event XPH has paid to Athenex the Change of Control Payment contemplated by Section 5.4 above, XPH may offset any royalties that may be due and owing by XPH pursuant to this Section 5.5(b) by an amount in the aggregate not exceeding the Change of Control Payment.

(c)    Generic Competition. The royalty rates set forth above shall be reduced, on a Licensed Product-by-Licensed Product basis, by [*] percent ([*]%) for any Licensed Product sold in any country in the Territory in which Generic Competition exists for such Licensed Product for so long as such Generic Competition exists in such country.

(d)    Right of Set Off. If (i) XPH determines that it is necessary (x) to obtain a license from any Third Party in order to avoid infringement of such Third Party’s Patent Rights in the Territory, or (y) to make any payment of any kind in order to maintain the right to sell a Licensed Product in the Territory, and (ii) XPH is required to pay to any Third Party a royalty, milestone payments, or other monetary compensation in consideration for the grant of such license or maintenance of the right to Commercialization, then, solely with respect to the Licensed Product that is subject to the Third Party rights described in (x) and (y) above, for the period during which XPH owes royalties to Athenex hereunder, the royalties that would otherwise be payable on Net Profits of the Licensed Product in the Territory, shall be reduced by an amount equal to [*] percent ([*]%) of all Third Party compensation paid by or on behalf of XPH to such Third Party during the same period.

5.6    Reports and Royalty Payments.

(a)    Within forty-five (45) days following the end of each Calendar Quarter that royalties or sales milestone fees pursuant Section 5.3 are payable by XPH to Athenex hereunder, XPH shall submit to Athenex a final IFRS certified written report containing, with respect to such Calendar Quarter and for the then-current Calendar Year through the end of such Calendar Quarter, an accounting on a country-by-country and Licensed Product-by-Licensed Product basis of gross sales and the calculations underpinning XPH’s determination of (i) Net Sales (broken down by units of Licensed Products sold and by sales by XPH and its Affiliates) and (ii) Net Revenues from Sublicensees (broken down by Sublicensee), and the royalties payable in accordance with Section 5.5 for such Calendar Quarter. Any conversion to United States Dollars shall be calculated in accordance with Section 5.7(d). Upon Athenex’s request, XPH shall provide an estimated Net Sales and report to Athenex within fourteen (14) days after the end of the Calendar Quarter. If the Net Profit (or any component thereof) used in the calculation of royalties in any Calendar Quarter is subsequently adjusted, the adjustment shall be utilized in all subsequent calculations of Net Profits. In the event of any royalty reduction during any Calendar Quarter due to XPH exercising its right of set off in accordance with Section 5.5(d) above or the existence of Generic Competition in any country in the Territory, the report for such Calendar Quarter shall also show the basis for the determination of such reduction. Royalties shown to have accrued by each report shall be due and payable on the date such report is due.

(b)    Following the date of the expiration of all royalties payable to Athenex on any Licensed Product in a country, XPH shall continue to furnish Athenex a written report on a country-by-country basis for the next [*] Calendar Quarters following expiration of royalties with respect to such Licensed Product and shall state the basis for Net Profits then being free of royalty obligations hereunder. Athenex shall have the right to review and comment on such report and in the event the Parties agree as to the accuracy of such report, XPH shall thereafter have no further obligation to include in a report the Net Profits of such Licensed Product in such country for purposes of the royalty calculation for any Calendar Quarter. This obligation shall survive the termination or expiration of this Agreement in any country.

(c)    Each Party shall keep and shall require its Affiliates or Sublicensees to keep complete and accurate records in sufficient detail to permit accurate determination of all amounts necessary for calculation and verification of all payment obligations set forth in this Article 5 for a period of 36 months from the end of the relevant Calendar Quarter.

5.7    General Payment Provisions.

(a)    Payment Method. All payments under this Agreement shall be made in United States Dollars by bank wire transfer in immediately available funds to an account designated by Athenex.

(b)    Interest on Late Payments. If a Party shall fail to make a timely payment pursuant to the terms of this Agreement, the other Party shall provide written notice of such failure to the non-paying Party, and interest shall accrue on the past due amount starting on the date of the notice at the Prime Rate in effect for the date that payment was due, computed for the actual number of days after the date of the notice that the payment was past due. For the avoidance of doubt, any late payment arising from such payment being blocked or delayed by reason of applicable

Law (or application thereof by any Regulatory Authority) in any jurisdiction in the Territory (including in connection with foreign exchange control) subject to the non-paying Party’s compliance with the provisions of Section 5.7(e), such blocked or delayed payments shall not accrue interest during the period the Parties are pursuing a remedy thereunder.

(c)    Taxes. The royalties, milestones and other amounts payable by XPH to Athenex pursuant to this Agreement shall not be reduced on account of Taxes unless required by applicable Laws. To the extent any payments made by XPH pursuant to this Agreement become subject to withholding income Taxes under applicable Laws, XPH shall deduct and withhold the amount of such Taxes for the account of Athenex to the extent required by applicable Laws; such amounts payable to Athenex shall be reduced by the amount of withholding income Taxes deducted and withheld; and XPH shall pay the amounts of such Taxes to the proper Tax Authority in a timely manner and transmit to Athenex an official tax certificate or other evidence of such Tax obligations together with proof of payment from the relevant Tax Authority of all amounts deducted and withheld sufficient to enable Athenex to claim such payment of Taxes. Any such withholding income Taxes required under applicable Laws to be paid or withheld shall be an expense of, and borne solely by, Athenex. Except as provided in this Section 5.7(c), all taxes or duties in connection with payments made by XPH for Indirect Taxes, including any value added or similar tax or local tax or surcharge on value added taxes and any import duty or fees, shall be borne by XPH. Notwithstanding the foregoing, if Athenex is entitled (whether under any applicable tax treaty or otherwise under applicable Laws) to a reduction in the rate of, or the elimination of, withholding income Tax, it may deliver to XPH or the appropriate Tax Authority (with the assistance of XPH to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve XPH of its obligation to withhold Tax, and XPH shall apply the reduced rate of withholding, or dispense with withholding, as the case may be. XPH agrees to take reasonable and lawful efforts to minimize such withholding income Taxes that would otherwise be borne by Athenex. XPH shall cooperate with Athenex as reasonably requested in any claim for refund or application to any Tax Authority. If XPH intends to withhold income Tax from any payment due hereunder, XPH shall inform Athenex reasonably in advance of making such payment to permit Athenex an opportunity to provide any forms or information or obtain any Tax Authority approval as may be available to reduce or eliminate such withholding.

Notwithstanding anything to the contrary contained in this Agreement, the following provisions shall apply with respect to Indirect Taxes: (i) the Parties shall issue invoices for all goods and services supplied under this Agreement or any agreement entered into in connection herewith consistent with Indirect Tax requirements and (ii) if any Indirect Taxes are chargeable in respect of any payments due hereunder for the achievement of milestones, royalties or other payments that may be due to Athenex in accordance with the terms contained herein, XPH shall be responsible for such Indirect Taxes and shall not reduce any payments due Athenex hereunder as a result of such Indirect Taxes. XPH shall pay such Indirect Taxes at the applicable rate in respect of any such payments following the receipt, where applicable, of an Indirect Taxes invoice issued by Athenex in respect of those payments, such Indirect Taxes to be payable on the date of the payments are due and payable to which such Indirect Taxes relate or at the time such Indirect Taxes are required to be collected by Athenex, in the case of payment of Indirect Taxes to Athenex.

(d)    Currency Exchange. For purposes of computing royalties on Net Profits in any country outside the United States, the Net Profits shall be converted to United States Dollars using the year-to-date average rate of exchange for United States Dollars used by XPH for its internal financial accounting purposes; provided, however, that if for any reason conversion into United States Dollars cannot be made in a country in the Territory, then notwithstanding the provisions of Section 5.7(a), payment may be made in the currency of such country by deposit in the name of Athenex in a bank account designated by Athenex.

(e)    Blocked Payments. XPH or its Affiliates shall take all actions required by applicable Laws for the purpose of transferring, or having transferred on its behalf, royalties or any other payments due to Athenex pursuant to this Agreement, including filing or registration of this Agreement with the competent Regulatory Authority and obtaining any required approval, permit or license for the payment transfer from the competent Regulatory Authority. If by reason of applicable Laws (or the application thereof by any Regulatory Authority) in any region in the Territory, it becomes impossible or illegal for XPH or its Affiliates to transfer, or have transferred on its behalf royalties or other payments to Athenex, XPH shall promptly notify Athenex of the conditions preventing such transfer. To the extent any payments to Athenex cannot be transferred pursuant to the preceding sentence, such amounts shall be deposited in local currency in the relevant region to the credit of Athenex in a recognized banking institution designated by Athenex.

(f)    Accounting Standards. Except as otherwise defined herein, all financial calculations by either Party under this Agreement shall be calculated in accordance with IFRS. In addition, all calculations shall give pro rata effect to and shall proportionally adjust (by giving effect to the number of applicable days in such Calendar Quarter) (i) for any Calendar Quarter that is shorter than a standard Calendar Quarter or any Calendar Year that is shorter than four consecutive full Calendar Quarters, or (ii) as a result of a determination, in accordance with the terms of this Agreement, that the first or last day of such Calendar Quarter (including as a result of termination of this Agreement) shall be deemed other than the actual first or last day of such Calendar Quarter, or that the first or last day of such Calendar Year shall be deemed other than the actual first or last day of such Calendar Year.

5.8    Books and Records. XPH shall keep, and shall require its Affiliates and Sublicensee(s) to keep, complete, accurate records (together with supporting documentation) of Net Profits, Development costs, and Third Party payments under this Agreement, reasonably appropriate to determine the amount of royalties and other payments due by or to Athenex hereunder. Such payment records shall be retained for at least five (5) years following the end of the reporting period to which they relate.

5.9    Audits. Upon the written request of Athenex, XPH shall permit an independent certified public accounting firm of recognized standing, selected by Athenex and reasonably acceptable to XPH (provided that, such accounting firm shall not be retained or compensated on a contingency basis and shall have entered into a confidentiality agreement with XPH in form and substance reasonably satisfactory to XPH), to have access not more than once in any Calendar Year, during normal business hours, to such of the records of XPH as may be reasonably necessary to verify the accuracy of (i) costs incurred in Development for which Athenex is financially responsible and (ii) the reports under Section 5.6 hereof for any year ending not more than twenty-four (24) months prior to the date of such request. The accounting firm shall disclose to Athenex whether the reports are correct or incorrect, the specific details concerning any discrepancies (including the accuracy of the calculation of Net Profits and the resulting effect of such calculations on the amounts payable by XPH under this Agreement) and such other information that should properly be contained in a report required under this Agreement (the “Audit Report”).

(a)    If such accounting firm concludes that payments being audited have been underpaid or the costs being paid or reimbursed have been overstated, and that, as a result, additional amounts were owed during such year then XPH shall pay the additional payments, together with interest at the Prime Rate on the amount of such additional payments, within thirty (30) days of the date Athenex delivers the Audit Report to XPH. If such accounting firm concludes that amounts were overpaid by XPH during such period, Athenex shall repay XPH the amount of such overpayment, together with interest at the Prime Rate on the amount of such overpayment, within thirty (30) days of the date Athenex delivers the Audit Report to XPH. The fees charged by such accounting firm shall be paid by Athenex; provided, however, that if an error in favor of Athenex of more than [*] percent ([*]%) of the payments due hereunder for the period being reviewed is discovered, then the fees and expenses of the accounting firm shall be paid by XPH.

(b)    Upon the expiration of twenty-four (24) months following the end of any year for which XPH or Athenex has made payment in full of amounts payable with respect to such year, and in the absence of negligence or willful misconduct of XPH or Athenex or a contrary finding by an accounting firm pursuant to Section 5.9(a), such calculation shall be binding and conclusive upon XPH and Athenex, and XPH and Athenex, as applicable, shall be released from any liability or accountability with respect to royalties or other payments for such year.

ARTICLE 6

REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1    General Representations. Each Party hereby represents and warrants to the other Party as follows:

(a)    Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent it from performing its obligations under this Agreement;

(b)    The execution, delivery and performance by such Party of this Agreement has been duly authorized by all necessary corporate action and do not and will not (i) violate any provision of any Law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to it or any provision of its charter or bylaws; or (ii) conflict with or constitute a default under any other agreement to which such Party is a party;

(c)     This Agreement has been duly executed and is a legal, valid and binding obligation of such Party, enforceable against it in accordance with the terms and conditions hereof, except as enforceability may be limited by (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditor’s rights generally, or (ii) general principles of equity, whether considered in a proceeding in equity or at law;

(d)    Such Party is not under any obligation to any Person, contractual or otherwise, that conflicts with the terms of this Agreement, nor shall such Party undertake any such obligation during the Term;

(e)    Such Party has obtained all authorizations, consents and approvals, governmental or otherwise, necessary for the execution and delivery of this Agreement, and to otherwise perform such Party’s obligations under this Agreement;

(f)    Neither Party, nor any of its Affiliates, are a party to, or are otherwise bound by, any oral or written contract that will result in any Person obtaining any interest in, or that would give to any Third Party any right to assert any claim in or with respect to, any of such Party’s or the other Party’s rights under this Agreement; and

(g)    Such Party shall perform its obligations hereunder in accordance with all applicable Laws.

6.2    Additional Representations and Warranties of Athenex. Athenex represents and warrants to XPH as of the Effective Date (or as of such other/additional time as may be explicitly specified below) that:

(a)    In the Territory, to the knowledge of Athenex, (i) there is no Third Party infringement of any of the Athenex Technology; and (ii) the Athenex Technology is in full force where filed; (iii) the Athenex Patent Rights where filed are not subject to any pending or threatened re-examination, re-issue, opposition, interference, challenge, litigation proceeding or other claim, and (iv) Athenex has only filed or prosecuted patent applications with respect to the Athenex Technology in the countries in the Territory as set forth on Appendix 1.2 to this Agreement;

(b)    To the knowledge of Athenex, Athenex has not committed any act, or omitted to commit any act, that may cause the Product Patent Rights where filed to expire prematurely or be declared invalid or unenforceable, or that stops Athenex from enforcing the Product Patent Rights where filed against any Third Party;

(c)    In the Territory, (i) Athenex has the right to use and disclose and to enable XPH to use and disclose (in each case under appropriate conditions of confidentiality) the Know-How comprising part of the Athenex Technology; and (ii) the Athenex Technology is not subject to any encumbrance, lien, license or claim of ownership by any Third Party that would conflict with the terms of this Agreement; and

(d)    At no time during the Term shall Athenex assign, transfer, encumber or grant rights in or with respect to the Athenex Technology inconsistent with the rights granted to XPH under this Agreement.

6.3    Additional Representations and Warranties of XPH. XPH represents and warrants to Athenex that, as of the Effective Date (or as of such other/additional time as may be explicitly specified below):

(a)    At no time during the Term shall XPH assign, transfer, encumber or grant rights in or with respect to any Intellectual Property generated by XPH hereunder inconsistent with the rights granted to Athenex under this Agreement including under Article 7 and Section 9.3(d).

(b)    Neither XPH nor any of its Affiliates (i) have been debarred by the FDA (and neither XPH nor any of its Affiliates are subject to any similar sanction of other Regulatory Health Authorities in the Territory), (ii) are subject to any such debarment or similar sanction by any such Regulatory Health Authority, and (iii) have not used, and will not engage, in any capacity, in connection with this Agreement, any Person who either has been debarred by such a Regulatory Health Authority, or is the subject of a conviction described in Section 306 of the Act (21 U.S.C.

§335a). XPH shall inform Athenex in writing immediately if it or any Person engaged by XPH or its Affiliates who is performing services under this Agreement is debarred or is the subject of a conviction described in Section 306 of the Act (21 U.S.C. §335a), or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to XPH’s knowledge, is threatened, relating to the debarment or conviction of XPH, any of its Affiliates or any such Person performing services hereunder.

(c)    To the extent permissible under applicable Laws, each employee and contractor of XPH or its Affiliates performing obligations under this Agreement shall, prior to conducting any such obligations hereunder, be obligated by applicable Law, or written contract to (i) promptly disclose to XPH all Improvements and Know-How conceived or reduced to practice by such employee or contractor during any performance under this Agreement, (ii) automatically assign to XPH all right, title and interest in and to all such Improvements and Know-How and all Intellectual Property therein, and (iii) adhere to similar obligations of confidentiality as are set forth in this Agreement. XPH shall not knowingly engage in any activities that use the Improvements covered or claimed in Athenex’s Patent Rights, or any Athenex’s Know-How a manner that is outside the scope of the license rights expressly granted to it hereunder.

(d)    XPH shall perform, or cause its Affiliates or Sublicensees to perform, its obligations and responsibilities under this Agreement in compliance with this Agreement, all applicable Laws, applicable NMPA (or foreign equivalent) requirements, including, without limitation, then-current GLP and GCP.

(e)    No Debarment. In the course of the Development of the Licensed Products in the Territory in accordance with this Agreement and during the term of this Agreement, neither Party will use, any employee or consultant that is debarred by any Regulatory Health Authority or, to the best of such Party’s knowledge, is the subject of debarment proceedings by any Regulatory Health Authority. If either Party learns that its employee or consultant performing on its behalf under this Agreement has been debarred by any Regulatory Health Authority, or has become the subject of debarment proceedings by any Regulatory Health Authority, such Party shall so promptly notify the other Party and shall prohibit such employee or consultant from performing on its behalf under this Agreement. The foregoing shall be without prejudice to the warranties stipulated in Section 6.3(b).

6.4    Compliance with Privacy Laws. Each Party shall implement appropriate processes and controls with respect to technology and work flow methodologies in connection with its activities under or in connection with this Agreement to protect the security and privacy of personally identifiable information in accordance with applicable Law.

6.5    Compliance with Applicable Anti-Corruption Laws. XPH, on behalf of itself and its Affiliates, understands and agrees that it has complied and will continue to comply with all applicable Anti-Corruption Laws in connection with this Agreement. XPH further represents and warrants that:

(a)    no payments of money or anything of value have been or will be offered, promised, or paid, whether directly or indirectly, by any of its directors, officers, employees, Affiliates, or third party representatives to any Government Official in connection with this Agreement: (a) to influence any official act or decision of any Government Official; (b) to induce any Government Official to do or omit to do any act in violation of lawful duty; (c) to secure any improper business advantage; or (d) to obtain or retain business for, or otherwise direct business to, any Party in connection with this Agreement.

(b)    XPH, its directors, officers, employees, and third party representatives: (a) have not and will not request, accept, offer, promise, or give any bribe, kickback, or other corrupt payment to any Person, including any representative of any commercial entity, in violation of any applicable Anti-Corruption Law; and (b) have not and will not request, offer, promise, or give any financial or other advantage to induce another person to perform a function or activity in order to obtain or retain an improper business advantage in any way relating to this Agreement.

(c)    XPH does not have any interest which directly or indirectly conflicts with its proper and ethical performance of this Agreement, and shall maintain arms-length relations with all Third Parties with which it deals for or on behalf of the other Party in performance of the Agreement.

(d)    Notification Of Investigations Into Potential Non-Compliance With Applicable Anti-Corruption Laws. Each Party warrants and represents that it will promptly inform the other Party if such Party, or any of its directors, officers, employees, Affiliates, third party representatives, or Sublicensees becomes subject to any investigation relating to any actual or potential violation of any applicable Anti-Corruption Law in connection with this Agreement, including any meeting, interview, inspection, or audit requested by any Governmental Body.

(e)    Cooperation With Due Diligence And Investigations. Each Party will provide reasonable cooperation in connection with any good faith investigation conducted by the other Party into potential violations of applicable Anti-Corruption Laws in connection with this Agreement.

(f)    Compliance Program. XPH will adopt, implement, and/or update and, throughout the course of this Agreement, have, maintain, and enforce an appropriate and risk-based anti-corruption compliance program designed to reasonably ensure compliance with the representations contained in this Section 6.5 of the Agreement and all applicable Anti-Corruption Laws.

(g)    Periodic Compliance Certifications. On an annual basis following the execution of this Agreement, or as reasonably requested in good faith by Athenex, XPH agrees to submit a compliance certificate to Athenex which restates the representations and warranties that are set forth in this Section 6.5 and provides certification by XPH that it has adhered, during the period covered by the compliance certificate, to the representations and warranties.

ARTICLE 7

INTELLECTUAL PROPERTY

7.1    Ownership of Inventions.

(a)    Except as otherwise provided in and subject to the terms of this Agreement, as between the Parties, Athenex shall have and retain sole and exclusive Control of the Athenex Technology. Except as expressly provided herein, no right, title, or interest is granted by Athenex to XPH in, to, or under any Product Intellectual Property and, except as expressly provided herein, XPH shall have no right to assign to any Third Party any right or interest received under Athenex Technology under the terms of this Agreement. XPH shall retain sole and exclusive Control of any XPH Technology.

(b)    XPH hereby assigns to Athenex all of XPH’s right, title, and interest to and in any Product Intellectual Property that it or its Affiliates or Sublicensees may generate or acquire throughout the Term of this Agreement. XPH shall be responsible for ensuring its employees, Affiliates, and Sublicensees are obligated to assign such rights and execute appropriate documents consistent with XPH’s obligations under this Section. Upon request, XPH shall reasonably cooperate with Athenex, including executing appropriate documentation, regarding: (i) the perfection of Athenex’s ownership rights in the Product Intellectual Property; (ii) the prosecution of any Product Patent Rights or Trademark applications; and (iii) the enforcement or defense of any action related to the Product Intellectual Property. For the avoidance of doubt, XPH’s assignment of Product Intellectual Property to Athenex under this Section 7.1(b) shall automatically convert such Product Intellectual Property into Athenex Technology that is licensed to XPH under Section 3.1 of this Agreement.

7.2    Maintenance and Prosecution.

(a)    Product Patent Rights. Athenex shall be primarily responsible for and control the preparation, filing, prosecution, and maintenance of the Product Patent Rights in the Territory. Athenex shall, at its own cost, file, prosecute, and maintain all Product Intellectual Property in the Territory after considering XPH’s reasonable interests and requests after reasonable consultation with XPH. Athenex shall provide XPH with advance copies of, and a reasonable opportunity to comment upon, proposed patent filings, related prosecution strategies and proposed correspondence with patent officials, all to the extent in the Territory and relating to any of the Product Patent Rights that form part of the Athenex Technology, and will consider comments received from XPH with respect to such proposed filings, strategies and correspondence in the Territory in good faith and will not unreasonably reject such comments. Athenex agrees to discuss in good faith any changes reasonably requested by XPH to such filings, strategies and correspondence in the Territory upon their being received. As relevant to the activities and interests of XPH under this Agreement, Athenex shall promptly inform XPH in writing of any change in the status of the Product Patent Rights in the Territory.

(b)    Each Party agrees to bring to the attention of the other Party any Intellectual Property of Third Parties that it discovers, or has discovered, and which relates to the subject matter of this Agreement.

7.3    Enforcement Rights.

(a)    Infringement by Third Parties in the Territory. Athenex shall have the initial right, but not the obligation, at its expense and in its own name or in the name of any of its Affiliates, to initiate, maintain, and control any legal action on account of any infringement within the Territory of any Athenex Technology by a Third Party, by counsel of its own choice. Athenex shall promptly notify XPH in writing its intention to initiate legal action against a Third Party for such infringement within the Territory. If Athenex exercises its first right, XPH will, at Athenex’s expense, provide Athenex cooperation as reasonably necessary, including being named as a party. With respect to actions, proceedings or settlements in the Territory, XPH shall have the right, in counsel selected by XPH. If Athenex does not exercise its first right, XPH will thereafter have the right, but not the obligation, at its expense and in its own name or in the name of any of its Affiliates, to initiate, maintain, and control such legal action on Athenex’s behalf by counsel of its choice. In the event that XPH initiates and thereafter maintains such legal action against a Third Party for infringement of Athenex Technology, Athenex, at XPH’s expense, will provide XPH cooperation as reasonably necessary, including agreeing to be named as a party to such legal action.

The Party first having knowledge that any Athenex Technology claiming or covering inventions that are necessary or useful to Exploit a Licensed Product in the Territory is infringed, or misappropriated by a Third Party, or suspected of being infringed or misappropriated by a Third Party in the Territory shall promptly notify the other Party thereof in writing. Such notice shall set forth the facts of that infringement, misappropriation, or suspected infringement or misappropriation in reasonable detail.

(b)    Third Party Infringement Claims Against Licensed Products in the Territory. If a Third Party asserts that a Patent or other right owned or controlled by it is infringed by the Development or Commercialization of one or more Licensed Products in the Territory, Athenex shall have the initial right, but not the obligation, at its expense and in its own name or in the name of any of its Affiliates, to defend, control and settle such legal action with counsel of its own choice, provided that any such settlement shall require XPH’s written consent. Athenex shall notify XPH in writing within ten (10) calendar days after receiving notice of such legal action. If Athenex exercises its first right, XPH shall, upon Athenex’s reasonable request, provide Athenex cooperation as reasonably necessary; provided Athenex shall reimburse XPH for reasonable costs and expenses directly related to such cooperation. If Athenex does not exercise its first right, XPH will thereafter have the right, but not the obligation, at its expense and in its own name or in the name of any of its Affiliates, to defend and control such legal action on Athenex’s behalf, with counsel of its choice; provided that any settlement shall require Athenex’s written consent.

(c)    Allocation of Expenses and Recoveries. Except as otherwise agreed by the Parties in writing, the Party controlling the legal action under Section 7.3 shall be solely responsible for any expenses incurred by such party as a result of such action. If the Parties recover monetary damages in such action, such amounts shall be allocated first to the reimbursement of any expenses incurred by the Parties in such action (including, for this purpose, a reasonable allocation of expenses of internal counsel), next, any amounts that represent special or punitive damages shall be awarded to the controlling Party, and any remaining amounts recovered based on the actual sales of the infringing Third Party that underlie the legal action shall be shared equally among the Parties. If such recovery is insufficient to reimburse the expenses of the Parties, then each Party shall receive a pro rata portion of the recovery based on the percentage of the total cost each Party incurred (i.e. a Party taking on 70% of the total cost would be entitled to 70% of the recovery). For the avoidance of doubt, Athenex shall be entitled to all amounts recovered for actions and recoveries outside of the Territory.

(d)    Settlement of Third Party Claims for Infringement in the Territory; Payment of Third Party Royalties. If a Third Party asserts that a Patent or other right owned or controlled by it is infringed by the Development or Commercialization or other Exploitation of the Licensed Products in the Territory, and as a result of settlement procedures or litigation under Section 7.3(c), XPH is required to pay the Third Party a royalty or make any payment of any kind for the right to sell the Licensed Products in the Territory, such expense shall be borne solely by XPH provided that XPH may deduct certain Third Party compensation from its royalty or payment obligations to Athenex in accordance with Section 5.5(d).

(e)    Oppositions by Parties. If either Party desires to bring an opposition, action for declaratory judgment, nullity action, interference, reexamination, or other attack upon the validity, title, or enforceability of any Patent Rights Controlled by a Third Party in the Territory that claim the use or sale or other Exploitation of the Licensed Product, such Party shall so notify the other Party in writing, and the Parties shall promptly confer to discuss whether to bring such action or the manner in which to settle such action; provided, if the Parties cannot reach agreement on whether to bring such action within thirty (30) days of such written notice, then the Party not bringing an action under this Section 7.3(e) shall be entitled to separate representation in such proceeding by counsel of its own choice and at its own expense, and shall otherwise cooperate fully with the Party bringing such action at the other Party’s expense.

(f)    Oppositions by Third Parties. If any Product Patent Right in the Territory becomes the subject of any proceeding commenced by a Third Party in connection with an opposition, reexamination request, action for declaratory judgment, nullity action, third party observation interference, or other attack upon the validity, title, or enforceability thereof in the Territory, then the Party having the right to prosecute such Patent at such time pursuant to Section 7.3 shall control such defense, at its sole cost. The prosecuting Party shall permit the non-prosecuting Party to participate in the proceeding to the extent permissible under Law, and to be represented by its own counsel in such proceeding, at the non-prosecuting Party’s expense. The non-prosecuting Party shall reasonably cooperate with the prosecuting Party in such proceeding. If either Party decides that it does not wish to defend against such action, then the other Party shall have a backup right to assume defense of such Third Party action at its own expense. Any recoveries obtained in such action shall be shared, as set forth in Section 7.3(c).

(g)    Protective Order. If, in any action brought pursuant to this Section 7.3 any information is the subject of a protective order that may be reviewed by counsel only, the Parties will endeavor to structure such protective order so as to enable their respective internal counsel to be included as permitted reviewers of such information.

7.4    Patent Term Extensions. The Parties shall cooperate with each other in obtaining patent term extensions or restorations or supplemental protection certificates or their equivalents in any country in the Territory where applicable and where desired by either Party with respect to obtaining such extension or supplemental protection certificates shall be made in the same manner and with the same relative priorities between the Parties as is applicable to the prosecution and maintenance of Product Patent Rights pursuant to Section 7.2.

7.5    Patent Marking. XPH shall mark, and shall require its Affiliates and Sublicensees to mark, all Licensed Products sold or distributed pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the country or countries of manufacture and/or sale thereof.

ARTICLE 8

CONFIDENTIALITY AND PUBLICITY

8.1    Non-Disclosure and Non-Use Obligations. All Proprietary Information disclosed by one Party to the other Party hereunder shall be maintained in confidence and shall not be disclosed to any Third Party or used for any purpose except as expressly permitted herein without the prior written consent of the Party that disclosed the Proprietary Information to the other Party during the term of this Agreement and for a period of [*] ([*]) years thereafter. The foregoing non-disclosure and non-use obligations shall not apply to the extent that such Proprietary Information:

(a)    was already known by the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by or on behalf of the other Party;

(b)    was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c)    is subsequently disclosed to a receiving Party by a Third Party, other than under an obligation of confidentiality, who may lawfully do so and is not under an obligation of confidentiality to the disclosing Party; or

(d)    was independently developed without use of the disclosing Party’s information, as evidenced by contemporaneous written records.

8.2    Permitted Disclosure of Proprietary Information. Notwithstanding Section 8.1, a Party receiving Proprietary Information of another Party may disclose such Proprietary Information:

(a)    required by Law, order, or regulation of a government agency or a court of competent jurisdiction, or by the rules of a securities exchange, provided that the receiving Party required to make such disclosure shall, after providing reasonable advanced notice to the disclosing Party before the disclosure, (i) give the disclosing Party an opportunity to comment on any such required disclosure, (ii) if requested by the disclosing Party, use Commercially Reasonable Efforts to obtain protective orders or any available limitations on or exemptions from such disclosure requirement where applicable and practicable;

(b)    made to a patent office for the purposes of filing or enforcing a Product Patent Right as permitted in this Agreement, provided, however, the receiving Party (i) receives written consent from the disclosing Party for such disclosure, and (ii) takes reasonable measures to assure confidential treatment of such information, to the extent such protection is available;

(c)    made by a Party or its Affiliates, or Sublicensees to the Regulatory Health Authority for the purposes of any filing, application or request for Regulatory Approval for the Licensed Products as permitted in this Agreement;

(d)    made to advisors, actual or potential Third Party partners, investors, licensees, Sublicensees or acquirers of all or substantially all of the assets to which this Agreement relates; provided, however, the receiving Party (i) receives written consent from the disclosing Party for such disclosure, and (ii) takes reasonable measures to assure confidential treatment of such information, to the extent such protection is available;

(e)    made by XPH or its Affiliates, or Sublicensees to Third Parties as may be necessary or useful in connection with the Exploitation of the Licensed Products as contemplated by this Agreement, including subcontracting or sublicensing transactions in connection therewith;

provided that, with respect to disclosures as per subsection (b), (d) and (e), the Party making such disclosures shall ensure that each Third Party recipient is bound by obligations of confidentiality no less restrictive than those contained in this Agreement and shall be liable to the other Party for any breach of such confidentiality obligations by the relevant recipient.

(f)    Certain Disclosures. Except as set forth in this Agreement or as required by Law, neither Party shall make any press release or other public announcement or other public disclosure to a Third Party concerning the existence of or terms of this Agreement, the subject matter of this Agreement or the activities contemplated hereunder, without the prior written consent of the other Party, which consent shall include agreement upon the nature and text of such release, announcement or other disclosure and shall not be unreasonably withheld or delayed. Each Party agrees to provide to the other Party a copy of any such press release or other public announcement or disclosure as soon as reasonably practicable under the circumstances prior to its scheduled release. Each Party shall have the right to expeditiously (but in any event within forty-eight (48) hours) review and recommend changes to any such press release or other public announcement or disclosure; provided, however, that such right of review and recommendation shall only apply for the first time that specific information is to be disclosed, and shall not apply to the subsequent disclosure of substantially similar information that has previously been disclosed unless there have been material developments relating to the Licensed Products since the date of the previous disclosure; provided, further, that each Party shall provide to the other Party reasonable advance notice of any such subsequent disclosure. Without limiting the generality of any of the foregoing, it is understood that the Parties or their Affiliates may make disclosure of this Agreement and the terms hereof and any developments hereunder in accordance with the rules and regulations of the SEC, other Regulatory Authority, or securities exchange, may file this Agreement as an exhibit to any filing with the SEC, other Regulatory Authority, or securities exchange, and may distribute any such disclosure or filing in the ordinary course of its business, provided, further, that to the maximum extent allowable by the rules and regulations of the SEC, other Regulatory Authority, or securities exchange, and except as required by applicable Laws, Athenex and XPH shall seek to redact any confidential information set forth in such filings, and each Party shall provide a draft of the redacted version of this Agreement to the other Party no less than five (5) Business Days prior to disclosure or filing with the SEC, other Regulatory Authority, or securities exchange, and give reasonable consideration to the other Party’s comments regarding any proposed redaction.

8.3    Publications. XPH shall not submit for written or oral publication any manuscript, abstract or the like relating to the Compound or Licensed Products, without the prior approval or written request of Athenex. If XPH desires to submit such publication, it shall first deliver to Athenex, for Athenex’s prior written consent, the proposed publication or an outline of the oral disclosure at least sixty (60) days prior to planned submission or presentation.

ARTICLE 9

TERM AND TERMINATION

9.1    Term and Expiration. The term of this Agreement shall commence as of the Effective Date and, unless sooner terminated as provided herein, shall continue in effect until the date on which all of XPH’s payment obligations under Article 5 have been performed or have expired (the “Term”).

9.2    Early Termination of Term.

(a)    This Agreement may be terminated upon mutual agreement of the Parties.

(b)    Termination by XPH. XPH may terminate this Agreement in its sole discretion upon not less than [*] ([*]) months nor more than [*] ([*]) months prior written notice of termination provided any time after the Effective Date (provided, however, that no such termination shall be effective until the completion of any then Ongoing Clinical Studies). The cost involved during the [*]-months’ notice period plus any period needed for completion of any Ongoing Clinical Studies will be borne by XPH. In addition, if any milestone is met prior to the termination date, XPH will also be responsible for the milestone payment.

(c)    Termination by Either Party. Either Party may, without prejudice to any other remedies available to it under this Agreement or at Law or in equity, terminate this Agreement prior to expiration of the Term in the event that the other Party (as used in this subsection, the “Breaching Party”) shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and has not cured such breach (if such breach is capable of cure) within (i) thirty (30) days after notice of such breach is provided to the Breaching Party in the case where the breach is a non-payment of any amount due under this Agreement that is not being disputed in good faith (which shall be deemed a material breach of a material obligation) and (ii) sixty (60) days after notice of such breach is provided to the Breaching Party for other cases of breach (or, if such default cannot be cured within such 60-day period, if the Breaching Party does not commence and diligently continue actions to cure such default during such 60-day period). The termination shall become effective at the end of the (i) 30-day period in the case where the breach is a non-payment of any amount due under this Agreement that is not being disputed in good faith if the Breaching Party has not cured such breach by such date, or (ii) for other cases of breach, 60-day period unless (a) the Breaching Party cures such breach during such 60-day period, or (b) if such breach is not susceptible to cure within such 60-day period, the Breaching Party has commenced and is diligently pursuing a cure (unless such breach, by its nature, is incurable, in which case the Agreement may not be terminated unless the Breaching Party fails to use its Commercially Reasonable Efforts to prevent a similar subsequent breach). The right of either Athenex or XPH to terminate this Agreement as provided in this Section 9.2(c) shall not be affected in any way by such Party’s waiver or failure to act with respect to any previous breach or default.

9.3    Effect of Expiration or Termination; Survival.

(a)    Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination, including all accrued payment obligations arising under Article 5 hereof. In addition to any other provisions of this Agreement which by their terms continue after the expiration of this Agreement, the provisions of 7.1(a), and Articles 8, 9 and 10 shall survive the expiration or termination of this Agreement and shall continue in effect after the date of expiration or termination unless otherwise expressly indicated to the contrary in this Agreement. In addition, any other provisions required interpreting and enforcing the Parties’ rights and obligations under this Agreement shall also survive, but only to the extent required for the full observation and performance of this Agreement. Any expiration or early termination of this Agreement shall be without prejudice to the rights of any Party against the other accrued or accruing under this Agreement prior to termination. Except as expressly set forth herein, the rights to terminate as set forth herein shall be in addition to all other rights and remedies available under this Agreement, at law, or in equity, or otherwise.

(b)    Payments of amounts owing to Athenex under this Agreement as of its expiration or termination shall be due and payable either (i) to the extent such amounts can be calculated and a fixed sum determined at the time of expiration or termination of this Agreement, thirty (30) days after the date of such expiration or termination, or (ii) to the extent such amounts cannot be calculated and a fixed sum determined at the time of expiration or termination of this Agreement, thirty (30) days after the date on which such amounts can be calculated and a fixed sum determined.

(c)    All licenses and rights to Athenex Technology granted to XPH (including all sublicenses thereunder) shall terminate automatically as of the effective date of the expiration or termination of the Agreement; provided that, subject to the payment of all amounts required hereunder, XPH and its Affiliates and Sublicensees shall have the right to sell or otherwise dispose of the stock of any Licensed Product subject to this Agreement on hand or in process of manufacture as of the expiration or termination of this Agreement. Within thirty (30) days after the effective date of termination or expiration of this Agreement, XPH shall notify Athenex of the amount of Licensed Product XPH, its Affiliates and Sublicensees then have on hand or in the process of manufacture and shall have the right to sell in the Territory (except with respect to any country in the Territory in which Licensed Product has been withdrawn or there is no Regulatory Approval), its remaining stock of Licensed Product for a period ending upon the earlier of: (i) XPH’s, its Affiliates’ and Sublicensees’ sale of all such remaining Licensed Product, or (ii) [*] ([*]) months after such termination or expiration, and terms and conditions of this Agreement shall apply to such Licensed Product so sold. Athenex hereby grants a non-exclusive license under the Athenex Technology to XPH solely to sell such Licensed Product in the Territory, subject to payment of all related amounts due under this Agreement. Any remaining quantities of Licensed Product not sold during this period shall, at Athenex’s election, either be destroyed by XPH at XPH’s cost or sold to Athenex at XPH’s procurement cost for such Licensed Product.

(d)    Upon the termination or expiration of this Agreement, the following shall also be applicable: (i) at Athenex’s request, XPH shall promptly transfer and return to Athenex copies of all Know-How, reports, records and materials in XPH’s possession or control that relate to the Compounds or Licensed Products and return to Athenex all Licensee Regulatory Data and all relevant records and materials in XPH’s possession or control containing Proprietary Information of Athenex; provided that, XPH may keep one copy of such Proprietary Information of Athenex for archival purposes only; (ii) XPH shall transfer to Athenex any and all INDs, Regulatory Approvals, Drug Approval Applications and any other regulatory filings or submissions made or filed for Licensed Products by XPH or its designees; (iii) XPH shall transfer the marketing authorization(s) with respect to the Licensed Products to Athenex or its designee; and (iv) Athenex shall promptly return to XPH all relevant records and materials in Athenex’s possession or control containing Proprietary Information of XPH (provided that, Athenex may keep one copy of such Proprietary Information of XPH for archival purposes only).

ARTICLE 10

INDEMNIFICATION AND INSURANCE

10.1    Indemnity. For purposes of this Article 10, “Athenex Indemnified Parties” refers to Athenex, its Affiliates and the officers, directors, employees, shareholders, agents and successors and assigns of Athenex and its Affiliates, and “XPH Indemnified Parties” refers to XPH, its Affiliates and officers, directors, employees, shareholders, agents and successors and assigns of XPH and its Affiliates.

10.2    XPH Indemnification. XPH shall defend the Athenex Indemnified Parties from and against all suits, claims, actions, demands, complaints, lawsuits or other proceedings, (collectively, “Claims”), that are brought by a Third Party, and shall indemnify and hold harmless to the fullest extent permitted by Law the Athenex Indemnified Parties from and against any and all Losses that arise out of or are attributable to (i) XPH’s negligence, recklessness or willful misconduct in exercising or performing any of its rights or obligations under this Agreement; or (ii) a material breach by XPH of any of its obligations, representations, warranties or covenants under this Agreement; provided, however, that XPH shall not be obligated under this Section 10.2, to the extent it is shown by evidence acceptable in a court of law having jurisdiction over the subject matter and meeting the appropriate degree of proof for such Claim that the Claim arose primarily out of the negligence or wrongdoing on the part of Athenex.

10.3    Athenex Indemnification. Athenex shall defend the XPH Indemnified Parties from and against all Claims, in each case that are brought by a Third Party, and shall indemnify and hold harmless to the fullest extent permitted by Law the XPH Indemnified Parties from and against any and all Losses that arise out of such Claims that are attributable to (i) Athenex’s negligence, recklessness or willful misconduct in exercising or performing any of its rights or obligations under this Agreement; or (ii) a material breach by Athenex of any of its obligations, representations, warranties or covenants under this Agreement; provided, however, that Athenex shall not be obligated under this Section 10.3, to the extent it is shown by evidence acceptable in a court of law having jurisdiction over the subject matter and meeting the appropriate degree of proof for such Claim that the Claim arose primarily out of the negligence or wrongdoing on the part of XPH.

10.4    Indemnification Procedure. Each Party shall promptly notify the other Party in writing of any Claim. Concurrent with the provision of notice pursuant to this Section 10.4, the indemnified party shall provide to the other Party copies of any complaint, summons, subpoena or other court filings or correspondence related to such Claim and will give such other information with respect thereto as the other Party shall reasonably request. The indemnifying party and indemnified party shall meet to discuss how to respond to such Claim. Failure to provide prompt notice shall not relieve any Party of the duty to defend or indemnify unless such failure materially prejudices the defense of any matter. Each Party agrees that it will take reasonable steps to minimize the burdens of the litigation on witnesses and on the ongoing business of the indemnified parties including making reasonable accommodations to witnesses’ schedules when possible and seeking appropriate protective orders limiting the duration and/or location of depositions. The assumption of the defense of a Claim by the indemnifying party shall not be construed as an acknowledgement that the indemnifying party is liable to indemnify any indemnified party in respect of the Third Party Claim, nor shall it constitute a waiver by the indemnifying party of any defenses it may assert against any indemnified party’s claim for indemnification.

10.5    Settlement of Indemnified Claims. The indemnifying party under Sections 10.2 or 10.3, as applicable, shall have the sole authority to settle any indemnified Claim without the consent of the other Party, provided, however, that an indemnifying party shall not, without the written consent of the other Party, as part of any settlement or compromise (i) admit to liability on the part of the other Party; (ii) agree to an injunction against the other Party; or (iii) settle any matter in a manner that separately apportions fault to the other Party. The Parties further agree that as part of the settlement of any indemnified Claim, an indemnifying party shall obtain a full, complete and unconditional release from the claimant on behalf of the indemnified parties.

10.6    Insurance.

(a)    XPH shall, based on the operation necessity and the regulatory requirement applicable including the appropriate liability and insurance policy in the Territory, maintain in the Territory, commencing as of the Effective Date, commercial general liability insurance (including coverage for product liability, contractual liability, bodily injury, property damage and personal injury), when such Clinical Studies are being conducted (the “Insurance”) If such Insurance is written on a claims-made form, it shall continue for three (3) years following the last sale of Licensed Product by XPH. The Insurance shall have retroactive date to or coinciding with the Effective Date.

(b)    Such Insurance shall insure against all liability arising out of the manufacture, use, sale, distribution, or marketing of Licensed Product in and for the Territory. During the Agreement Term, XPH shall not permit such Insurance to be reduced, expired, materially amended or canceled during the period of the Insurance and/or the Agreement without reasonable prior written notice that shall be sent by registered mail to Athenex. Upon request XPH shall provide certificates of insurance to Athenex evidencing the coverage specified herein.

(c)    Except as expressly stated herein, a Party’s liability to the other is in no way limited to the extent of the Party’s insurance coverage.

(d)    The Insurance shall contain an explicit clause, stating that each Party and its insurer waive their rights of subrogation against the other Party and its directors, employees and/or any one on its behalf with respect to the Insurance. Such waiver shall not apply in the event of a malicious act.

(e)    The Insurance shall be primary to any other insurance maintained by each Party and each Party hereby waives any claim or demand as to participation in any such other insurance.

(f)    The Insurance shall be valid in any location worldwide regarding the activities performed by each Party hereunder (including worldwide jurisdictions) for any destination or lawsuit which will be served against the other Party.

10.7    Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER OR ANY OF ITS AFFILIATES FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY SUCH OTHER PARTY OR ITS AFFILIATES, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT. THE FOREGOING SENTENCE SHALL NOT LIMIT THE OBLIGATIONS OF EITHER PARTY TO INDEMNIFY THE OTHER PARTY FROM AND AGAINST THIRD PARTY CLAIMS UNDER THIS ARTICLE.

ARTICLE 11

MISCELLANEOUS

11.1    Data Review. In furtherance of its obligations under Section 4.1(b), upon notice and request from XPH, Athenex shall grant XPH access to a digital data room containing the Licensed Product Regulatory Data, according to the due diligence lists provided by XPH. Thereafter, XPH shall have [*] ([*]) days to review such data and shall provide written confirmation to Athenex of its acceptance (which shall not be unreasonably withheld) of the Licensed Product Regulatory Data on or before the expiration of such [*] ([*]) day period.

11.2    Prior Approval. The Parties acknowledge and agree that the effectiveness of this Agreement is conditioned on (i) any required approval of the Boards and shareholders of XPH and Athenex, which approval has been received as of the Effective Date, if required; and (ii) any required approval of the Securities Regulatory Committee and Shenzhen Stock Exchange, which approval has been received as of the Effective Date, if required.

11.3    Force Majeure. For purposes of this Agreement “Force Majeure” means an event beyond the reasonable control of a Party, including fire, flood, earthquake, natural disaster, explosion, storm, blockage, embargo, war, acts of war (whether war be declared or not), terrorism, insurrection, riot, civil commotion, strike, lockout or other labor disturbance, failure of public utilities or common carriers, epidemic, act of God or compliance with any Law or governmental order, rule, regulation or direction, whether or not it is later held to be invalid. A Party that is prevented or delayed in its performance under this Agreement by an event of Force Majeure shall, as soon as reasonably practical but no later than [*] ([*]) days after the occurrence of a Force Majeure event, give notice in writing to the other Party specifying the nature and extent of the event of Force Majeure, its anticipated duration and any action being taken to avoid or minimize its effect. Subject to providing such notice and to this Section 11.13, the Party experiencing a Force Majeure shall not be liable for delay in performance or for non-performance of its obligations under this Agreement, in whole or in part, except as otherwise provided in this Agreement, where non-performance or delay in performance has resulted from an event of Force Majeure. The suspension of performance allowed hereunder shall be of no greater scope and no longer duration than is reasonably required and the Party experiencing the Force Majeure shall exert all reasonable efforts to avoid or remedy such Force Majeure.

11.4    Assignment.

(a)    Neither Party may assign any of its rights or obligations under this Agreement in any country in whole or in part without the prior written consent of the other Party, except that each Party shall have the right, without such consent, (i) to perform any of its obligations and exercise any of its rights under this Agreement through, and to assign all of its rights and obligations under this Agreement to, any of its Affiliates, provided that such performance or exercise by such Affiliate, or such assignment, as applicable, could not reasonably be expected to subject the other Party to any adverse Tax consequences with regard to any payments under this Agreement; and (ii) on written notice to the other Party, to assign all of its rights and obligations under this Agreement to a non-Affiliate Successor in interest, whether by Change of Control, merger, consolidation, reorganization, acquisition, stock purchase, asset purchase or other similar transaction, to all or substantially all of the business to which this Agreement relates; however, provided that both under (i) and (ii) the assignees shall have at least the same capability and capacity of such Party to perform any obligations and exercise any rights under this Agreement. In the event that a Party performs its obligations or exercises its rights under this Agreement through an Affiliate (without having assigned all of its rights and obligations to such Affiliate as permitted under this Section), doing so shall not relieve the relevant Party of its responsibilities for the performance of its obligations under this Agreement, and the relevant Party shall remain responsible for the performance by its Affiliates and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance.

(b)    This Agreement shall survive any succession of interest permitted pursuant to Section 11.4(a)(ii), whether by Change of Control, merger, consolidation, reorganization, acquisition, stock purchase, asset purchase or other similar transaction, provided, that, in the event of such merger, consolidation, reorganization, acquisition, stock purchase, asset purchase or other similar transaction, no Intellectual Property of the acquiring Person shall be included in the technology licensed hereunder, unless such Intellectual Property arises as a result of the performance of this Agreement by such Person after such transaction becomes effective.

(c)    This Agreement shall be binding upon and inure to the benefit of the successors, and permitted assigns of the Parties. Any assignment not in accordance with this Agreement shall be null and void.

11.5    Severability. In the event that any of the provisions contained in this Agreement are held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. In such event, the Parties covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

11.6    Notices.

(a)    Correspondence, reports, documentation, and any other communication in writing between the Parties in the course of ordinary implementation of this Agreement (but not including any notice required by this Agreement) shall be in writing and delivered by hand, sent by email, or by overnight express mail (e.g., FedEx) to any one (1) representative designated by the Party which is to receive such written communication.

(b)    Extraordinary notices and communications (including but not limited to notices of termination, force majeure, material breach, change of address, or any other notices required by this Agreement) shall be in writing and shall be deemed to have been given when delivered in person, or sent by overnight courier service (e.g., FedEx), postage prepaid, or by facsimile confirmed by prepaid registered or certified air mail letter or by overnight express mail (e.g., FedEx), or sent by prepaid certified or registered air mail, return receipt requested, to the following addresses of the Parties (or to such other address or addresses as may be specified from time to time in a written notice), and shall be deemed to have been properly served to the addressee upon receipt of such written communication, to the following addresses of the Parties:

if to Athenex to:

ATHENEX, INC.

Conventus Building, 1001 Main Street, Suite 600

Buffalo, New York 14203, USA

Attention: [*]

Fax No.: [*]

Email: [*]

if to XPH to:

GUANGZHOU XIANGXUE

DEVELOPMENT CO., LTD.

2 Jinfengyuan Road, Guangzhou, China

Attention: [*]

Fax No.: [*]

Email: [*]

or to such other address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such communication shall be deemed to have been given when delivered if personally delivered or sent by facsimile on a Business Day, upon confirmed delivery by nationally-recognized overnight courier if so delivered, and on the third Business Day following the date of mailing if sent by registered or certified mail.

11.7    Specific Performance. Each of the Parties acknowledges and agrees that the other Party may suffer irreparable and continuing damage for which there is no adequate remedy at law in the event of a breach or threatened breach of this Agreement. Accordingly, and notwithstanding anything herein to the contrary, each of the Parties agrees that the other Party shall be entitled to seek injunctive relief to prevent breaches of the provisions of this Agreement, and/or to enforce specifically this Agreement and the terms and provisions hereof, in any action instituted in any court or tribunal having jurisdiction over the Parties and the matter, without posting any bond or other security, and that such injunctive relief shall be in addition to any other remedies to which such Party may be entitled, at law or in equity.

11.8    Further Assurances. Each of the Parties shall take such further actions as shall be necessary or appropriate in order to effectuate their respective rights and obligations hereunder.

11.9    Applicable Law, Venue and Dispute Resolution.

(a)    This Agreement, and any disputes between the Parties related to or arising out of this Agreement (including the Parties’ relationship created hereby, the negotiations for and entry into this Agreement, its conclusion, binding effect, amendment, coverage, termination, or the performance or alleged non-performance of a Party of its obligations under this Agreement) (each a “Dispute”), will be governed by the laws of Singapore without reference to any choice of law principles thereof that would cause the application of the laws of a different jurisdiction.

(b)    In the event of any Dispute, a Party may notify the other Party in writing of such Dispute, and such Dispute will be promptly referred to the Executive Officers of each of the Parties (or their respective designees) who will use their good faith efforts to resolve the Dispute within thirty (30) days after it was referred to such Executive Officers. If such Executive Officers are unable to resolve such Dispute within thirty (30) days of their first meeting for such negotiations, either Party may seek to have such Dispute resolved in accordance with Section 11.9(c).

(c)    Any Dispute arising under this Agreement, or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement, if not resolved by the Executive Officers pursuant to Section 11.9(b), must be brought or otherwise commenced solely and exclusively in courts of competent jurisdiction located in Singapore. Consistent with the preceding sentence, each of the Parties: (a) expressly and irrevocably consents and submits to the jurisdiction of the courts of competent jurisdiction in Singapore in connection with any such legal proceeding; (b) expressly agrees that the courts of competent jurisdiction in Singapore shall be deemed to be a convenient forum; and (c) expressly agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the courts of competent jurisdiction in Singapore, any claim that such Party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(d)    Notwithstanding anything to the contrary, a Party may seek a temporary restraining order or a preliminary injunction from any court of competent jurisdiction in order to prevent immediate and irreparable injury, loss, or damage on a provisional basis, pending the decision of the arbitrator(s) on the ultimate merits of any Dispute.

11.10    Entire Agreement. This Agreement, including the exhibits and schedules hereto, contains the entire understanding of the Parties with respect to the subject matter. All express or implied agreements and understandings, either oral or written, heretofore made, including any offering letters, letters of intent, or term sheets, are expressly superseded by this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by all Parties hereto.

11.11    Independent Contractors. It is expressly agreed that the Parties shall be independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency. Neither Party shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior consent of such other Party.

11.12    Waiver. The waiver by a Party hereto of any right hereunder or the failure to perform or of a breach by another Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

11.13    Headings; References. The captions to the several Articles and Sections hereof are not a part of the Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Sections hereof. Any reference in this Agreement to an Article, Exhibit, Appendix, Schedule or Section shall, unless otherwise specifically provided, be to an Article, Exhibit, Appendix, Schedule or Section of this Agreement. The words “including”, “includes” and “such as” are used in their non-limiting sense and have the same meaning as “including without limitation” and “including but not limited to.” “Hereunder” and “hereto” means under or pursuant to any provision of this Agreement.

11.14    Interpretation. Both Parties have had the opportunity to have this Agreement reviewed by an attorney; therefore, neither this Agreement nor any provision hereof shall be construed against the drafter of this Agreement.

11.15    Counterparts. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to the Agreement transmitted by fax, by email in “portable document format” (“.pdf”) or by any other electronic means intended to preserve the original graphic and pictorial appearance of the Agreement shall have the same effect as physical delivery of the paper document bearing an original signature.

11.16    No Third Party Beneficiaries. Except as specifically set forth herein, none of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of either Party hereto. No such Third Party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against either Party hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

ATHENEX, INC.

By:	/s/ Johnson YN Lau

Name:	Johnson YN Lau
Title:	Chief Executive Officer

GUANGZHOU XIANGXUE PHARMACEUTICAL CO., LTD.

By:	/s/ YongHui Wang

Name:	YongHui Wang
Title:	Chief Executive Officer

APPENDIX 1.1         DIAGRAMS OF COMPOUNDS

APPENDIX 1.2         ATHENEX PATENT RIGHTS

SCHEDULE I - DEVELOPMENT PLAN TERM SHEET

SCHEDULE II - COMMERCIALIZATION PLAN TERM SHEET

SCHEDULE III - SUPPLY TERM SHEET

APPENDIX 1.1

DIAGRAMS OF COMPOUNDS

(1) P-gp inhibitor encequidar (formerly known as HM30181A)

[*]

(2) Tirbanibulin (KX2-391)

[*]

APPENDIX 1.2

PATENT RIGHTS

[*]

SCHEDULE I

DEVELOPMENT PLAN TERM SHEET

Overview: a reasonably detailed plan specifying the major Development activities, including clinical trials and regulatory submissions, planned for the Licensed Products in the Territory with respect to each Indication for which it is seeking Regulatory Approval, and the timelines for achieving such activities. Development activities include, for example, (a) conducting all preclinical and clinical testing required for Regulatory Approval of the Licensed Products in the Territory, and (b) conducting all regulatory activities directed to obtaining, maintaining and expanding Regulatory Approval of the Licensed Products in the Territory.

Apportionment of Costs: Athenex will bear the expenses of [*] in the Territory for each Licensed Product in an amount not to exceed (i) $[*] in the aggregate or (ii) with respect to each Licensed Product, the following amounts:

Oral Paclitaxel:	$	[*]
Oral Irinotecan:	$	[*]
KX2-391 Ointment:	$	[*]

XPH shall be responsible for [*]. The Parties agree that such [*] may be used by Athenex from time to time and at no additional cost to Athenex to [*] the Licensed Products in [*]. All other costs will be borne by XPH.

Indications: Subject to approval of the JSC to pursue Additional Indications, the Parties agree to pursue the following Indications, with detailed timelines to be further agreed upon.

Timing
Oral Paclitaxel
First Indication: Metastatic breast cancer	[ ]
Additional Indications: Angiosarcoma	[ ]
Oral Irinotecan
First Indication: Solid Tumors	[ ]
KX2-391 Ointment
First Indication: Actinic Keratosis	[ ]
Additional Indications: Skin cancers	[ ]

SCHEDULE II

COMMERCIALIZATION PLAN TERM SHEET

Overview: XPH shall put together a reasonably detailed written plan specifying the major Commercialization activities, including revenue targets and regional price strategy, planned for each Licensed Product in the Territory with respect to each Indication for which it is seeking Regulatory Approval, and the timelines for achieving such activities together with the projected line item costs for such activities.

Promotional Materials and Activities: XPH shall create and develop the advertising and promotional materials for the Licensed Products in the Territory with the written approval of Athenex (which shall not be unreasonably withheld) with respect to all such materials. As holder of the Regulatory Approvals in the Territory, XPH shall be responsible for all submissions and interactions with the Regulatory Authorities regarding approval of all Licensed Product-related promotional materials that require Regulatory Approval and the costs therefor.

SCHEDULE III

SUPPLY TERM SHEET

Overview: Manufacturing efforts for the Licensed Products shall be the responsibility of XPH. Athenex shall provide assistance and support, including in the negotiations for lands or other commercial arrangements within or, the establishment of the joint venture [*], (subject to complying with the relevant confidentiality agreement), the provision of the contracts of and the architectural blueprints of for XPH’s reference. XPH can consider outsourcing manufacturing to CMOs in case of resource constraints.

Potential Terms of a Joint Venture: The Parties have expressed a desire to continue to explore and to negotiate in good faith the terms of one or more joint ventures in furtherance of the following opportunities:

(a) In the event XPH elects to build a factory in (the “Facility”), subject to further discussions and negotiations among the Parties, XPH would issue [*]% shares of the entity (can be negotiated between the Executive Officers of XPH and Athenex) that would own the Facility to Athenex in exchange for production rights for the Licensed Products in the U.S.

(b) In the event the Parties are able to reach mutually agreeable terms, the Parties may form a new special purpose vehicle for a joint venture (the “SPV”) whereby XPH would contribute [*] rights to [*] under this Agreement in exchange for the contribution by Athenex of [*].

i.	The Parties will evaluate the possibility of having other assets in addition to the [*] injected into the SPV; and

ii.

The valuation of contributions of each Party to be determined by negotiations between XPH and Athenex in good faith or by an independent third party. The values of the contributions will determine the ownership ratio of the SPV by the Parties.

Manufacturing Technology Transfer: Upon XPH’s request and on the condition that such request does not create conflict with any of Athenex’s existing operations, Athenex shall use best efforts to (i) commence, and cause its Third Party manufacturers to commence, [*] transfer to XPH of [*] relating to the then-current processes for the Manufacture of the Licensed Products (the “Manufacturing Processes”), and (ii) provide assistance to, and cause its Third Party manufacturers to assist, XPH in support of the implementation of the Manufacturing Processes to achieve quality for the then-current Licensed Products in accordance with current good manufacturing practices that is reasonably satisfactory to Licensee and that is sufficient to meet all applicable requirements of Regulatory Authorities in the Territory (the “Satisfactory Quality”) (such transfer and implementation, the “Manufacturing Technology Transfer”). During the Term, Athenex shall use best efforts to provide, and to cause its Third Party manufacturers to provide, such assistance in connection with the Manufacturing Technology Transfer as may be requested by XPH.

XPH shall be responsible for all full-time equivalent (FTE) costs for its employees, and for all costs and expenses of Third Party manufacturer assistance provided in the US arising from or in connection with the Manufacturing Technology Transfer. XPH shall be responsible for the reasonable costs and expenses of accommodations for Athenex’s employees in the Territory, and of travel between the US and the Territory, incurred in furtherance of the Manufacturing Technology Transfer, and XPH shall be responsible for all costs and expenses of XPH employees or any Third Party manufacturer employees for purposes of implementing the Manufacturing Technology Transfer in the Territory, but only, in the case of Athenex’s employees and Third Party manufacturer employees, to the extent that such individuals are requested by XPH to travel to the Territory to provide assistance.

If XPH makes any invention, discovery, or improvement related to the Manufacturing of a Licensed Product or component thereof, then XPH shall promptly disclose such invention, discovery, or improvement to Athenex, and shall, at Athenex’s request, transfer to Athenex the technology with respect to such invention, discovery, or improvement in substantially the same manner as provided in this Section 7.1(b).